Exhibit 99.1

COSTAMARE INC.

Consolidated Balance Sheets

As of December 31, 2023 and March 31, 2024

(Expressed in thousands of U.S. dollars)

	December 31, 2023	March 31, 2024
ASSETS	(Audited)	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents (Note 1)	$745,544	$832,195
Restricted cash (Note 1)	10,645	68,822
Margin deposits (Note 22(d))	13,748	2,215
Accounts receivable, net (Note 3)	50,684	60,564
Inventories (Note 6)	61,266	65,551
Due from related parties (Note 3)	4,119	2,694
Fair value of derivatives (Notes 22 and 23)	33,310	52,710
Insurance claims receivable	18,458	17,242
Time charter assumed (Note 14)	405	199
Accrued charter revenue (Note 14)	9,752	9,587
Short-term investments (Note 5)	17,492	17,719
Investment in leaseback vessels (Note 12(b))	27,362	29,162
Net investment in sales type lease vessels, current (Note 12(c))	22,620	29,048
Prepayments and other assets	61,949	58,664
Vessels held for sale (Note 7)	40,307	9,486
Total current assets	1,117,661	1,255,858
FIXED ASSETS, NET:
Vessels and advances, net (Note 7)	3,446,797	3,392,376
Total fixed assets, net	3,446,797	3,392,376
OTHER NON-CURRENT ASSETS:
Equity method investments (Note 10)	552	592
Investment in leaseback vessels, non-current (Note 12(b))	191,674	203,429
Accounts receivable, net, non-current (Note 3)	5,586	5,161
Deferred charges, net (Note 8)	72,801	71,720
Finance leases, right-of-use assets (Note 12(a))	39,211	38,864
Net investment in sales type lease vessels, non-current (Note 12(c))	19,482	8,877
Restricted cash, non-current (Note 1)	69,015	68,810
Time charter assumed, non-current (Note 14)	269	220
Accrued charter revenue, non-current (Note 14)	10,937	8,651
Fair value of derivatives, non-current (Notes 22 and 23)	28,639	33,909
Operating leases, right-of-use assets (Note 13)	284,398	261,853
Total assets	$5,287,022	$5,350,320
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 11)	$347,027	$337,050
Accounts payable	46,769	60,564
Due to related parties (Note 3)	3,172	2,484
Finance lease liability (Note 12 (a))	2,684	2,711
Operating lease liabilities, current portion (Note 13)	160,993	162,491
Accrued liabilities	39,521	33,104
Unearned revenue (Note 14)	52,177	45,480
Fair value of derivatives (Notes 22 and 23)	3,050	3,778
Other current liabilities	7,377	8,196
Total current liabilities	662,770	655,858
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs (Note 11)	1,999,193	1,998,597
Finance lease liability, net of current portion (Note 12 (a))	23,877	23,195
Operating lease liabilities, non-current portion (Note 13)	114,063	90,351
Fair value of derivatives, non-current portion (Notes 22 and 23)	11,194	11,752
Unearned revenue, net of current portion (Note 14)	27,352	24,828
Other non-current liabilities	9,184	14,002
Total non-current liabilities	2,184,863	2,162,725
COMMITMENTS AND CONTINGENCIES (Note 15)	—	—
Temporary equity – Redeemable non-controlling interest in subsidiary – (Note 16)	629	604
STOCKHOLDERS’ EQUITY:
Preferred stock (Note 17)	—	—
Common stock (Note 17)	13	13
Treasury stock (Note 17)	(120,095)	(120,095)
Additional paid-in capital (Note 17)	1,435,294	1,440,679
Retained earnings	1,045,932	1,126,413
Accumulated other comprehensive income (Notes 22 and 24)	21,387	26,815
Total Costamare Inc. stockholders’ equity	2,382,531	2,473,825
Non-controlling interest (Note 1)	56,229	57,308
Total stockholders’ equity	2,438,760	2,531,133
Total liabilities and stockholders’ equity	$5,287,022	$5,350,320

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

1

COSTAMARE INC.

Unaudited Consolidated Statements of Income

For the three-month periods ended March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data)

	For the three-month periods ended March 31,
	2023	2024
REVENUES:
Voyage revenue (Note 19)	$248,769	$470,172
Income from investments in leaseback vessels	—	5,258
Total revenues	248,769	475,430
EXPENSES:
Voyage expenses	(31,631)	(95,357)
Charter-in hire expenses	(12,405)	(144,349)
Voyage expenses-related parties (Note 3)	(3,211)	(3,634)
Vessels’ operating expenses	(67,674)	(59,657)
General and administrative expenses	(3,694)	(4,526)
General and administrative expenses – related parties (Note 3)	(2,080)	(2,365)
Management and agency fees-related parties (Note 3)	(15,190)	(14,647)
Amortization of dry-docking and special survey costs (Note 8)	(4,701)	(5,612)
Depreciation (Notes 7, 12 and 24)	(41,144)	(40,501)
Gain on sale of vessels, net (Note 7)	89,068	993
Loss on vessel held for sale (Note 7)	(2,350)	—
Foreign exchange gains/(losses)	1,269	(2,378)
Operating income	155,026	103,397
OTHER INCOME / (EXPENSES):
Interest income	6,722	8,313
Interest and finance costs (Note 20)	(36,880)	(32,950)
Income / (loss) from equity method investments (Note 10)	(1,361)	40
Other, net	2,566	534
Gain on derivative instruments, net (Note 22)	22,761	23,338
Total other expenses, net	(6,162)	(725)
Net income	$148,864	$102,672
Net loss/(income) attributable to the non-controlling interest (Notes 16 and 18)	291	(811)
Net income attributable to Costamare Inc.	$149,155	$101,861
Earnings allocated to Preferred Stock (Note 18)	(7,595)	(7,681)
Net income available to Common Stockholders	$141,560	$94,180
Earnings per common share, basic and diluted (Note 18)	$1.16	$0.79
Weighted average number of shares, basic and diluted (Note 18)	122,531,723	118,628,891

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

2

COSTAMARE INC.

Unaudited Consolidated Statements of Comprehensive Income

For the three-month periods ended March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars)

	For the three-month periods ended March 31,
	2023	2024
Net income for the period	$148,864	$102,672
Other comprehensive income:
Unrealized gain / (loss) on cash flow hedges, net (Notes 22 and 24)	(19,803)	4,388
Reclassification of amount excluded from the interest rate caps assessment of effectiveness based on an amortization approach to Interest and finance costs (Notes 20, 22 and 24)	640	1,485
Effective portion of changes in fair value of cash flow hedges (Notes 22 and 24)	(1,558)	(461)
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation (Note 24)	15	16
Other comprehensive income / (loss) for the period	$(20,706)	$5,428
Total comprehensive income for the period	128,158	108,100
Comprehensive (income) / loss attributable to the non-controlling interest (Notes 16 and 18)	291	(811)
Total comprehensive income for the period attributable to Costamare Inc.	$128,449	$107,289

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

3

COSTAMARE INC.

Unaudited Consolidated Statements of Stockholders’ Equity

For the three-month periods ended March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data)

	Preferred Stock (Series E)		Preferred Stock (Series D)		Preferred Stock (Series C)		Preferred Stock (Series B)		Common Stock		Treasury Stock
	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income / (Loss)	Retained Earnings	Costamare Inc.	Non-controlling interest	Total
BALANCE, January 1, 2023	4,574,100	$—	3,986,542	$—	3,973,135	$—	1,970,649	$—	122,301,711	$12	(4,736,702)	$(60,095)	$1,423,954	$46,421	$746,658	$2,156,950	$—	$2,156,950
- Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	149,155	149,155	—	149,155
- Issuance of common stock (Notes 3 and 17)	—	—	—	—	—	—	—	—	533,777	—	—	—	5,252	—	—	5,252	—	5,252
- Dividends – Common stock (Note 17)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(14,065)	(14,065)	—	(14,065)
- Dividends – Preferred stock (Note 17)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(7,767)	(7,767)	—	(7,767)
- Acquisition of non-controlling interest (Note 1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	34,132	34,132
- Other comprehensive loss (Note 22 and 24)	—	—	—	—	—	—	—	—	—	—	—	—	—	(20,706)	—	(20,706)	—	(20,706)
BALANCE, March 31, 2023	4,574,100	$—	3,986,542	$—	3,973,135	$—	1,970,649	$—	122,835,488	$12	(4,736,702)	$(60,095)	$1,429,206	$25,715	$873,981	$2,268,819	$34,132	$2,302,951

BALANCE, January 1, 2024	4,574,100	$—	3,986,542	$—	3,973,135	$—	1,970,649	$—	129,379,133	$13	(11,004,510)	$(120,095)	$1,435,294	$21,387	$1,045,932	$2,382,531	$56,229	$2,438,760
- Net income (1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	101,861	101,861	836	102,697
- Issuance of subsidiary shares to non-controlling interest (Note 1)	—	—	—	—	—	—	—	—	—	—	—	—	(605)	—	—	(605)	981	376
- Issuance of common stock (Notes 3 and 17)	—	—	—	—	—	—	—	—	569,778	—	—	—	5,990	—	—	5,990	—	5,990
- Dividends to non-controlling shareholders of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(738)	(738)
- Dividends – Common stock (Note 17)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(13,613)	(13,613)	—	(13,613)
- Dividends – Preferred stock (Note 17)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(7,767)	(7,767)	—	(7,767)
- Other comprehensive income (Note 22 and 24)	—	—	—	—	—	—	—	—	—	—	—	—	—	5,428	—	5,428	—	5,428
BALANCE, March 31, 2024	4,574,100	$—	3,986,542	$—	3,973,135	$—	1,970,649	$—	129,948,911	$13	(11,004,510)	$(120,095)	$1,440,679	$26,815	$1,126,413	$2,473,825	$57,308	$2,531,133

(1)

Net income excludes net loss attributable to non-controlling interest of $291 and $25 during the three-month periods ended March 31, 2023 and 2024, respectively. Temporary equity - non-controlling interest in subsidiary is reflected outside of the permanent stockholders’ equity on the December 31, 2023 and March 31, 2024 consolidated balance sheets. See Note 16 of the Notes to the Unaudited Interim Consolidated Financial Statements.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

4

COSTAMARE INC.

Unaudited Consolidated Statements of Cash Flows

For the three-month periods ended March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars)

	For the three-month periods ended March 31,
	2023	2024
Cash Flows From Operating Activities:
Net income:	$148,864	$102,672
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	41,144	40,501
Amortization and write-off of financing costs	2,612	1,801
Amortization of deferred dry-docking and special survey costs	4,701	5,612
Amortization of assumed time charter	49	38
Amortization of hedge effectiveness excluded component from cash flow hedges	640	1,485
Equity based payments	1,408	1,698
Increase in short-term investments	(1,042)	(228)
Gain on derivative instruments, net	(13,333)	(22,057)
Gain on sale of vessels, net	(89,068)	(993)
Loss on vessels held for sale	2,350	—
(Income)/ Loss from equity method investments	1,361	(40)
Changes in operating assets and liabilities:
Accounts receivable	(10,425)	2,078
Due from related parties	2,583	1,425
Inventories	(13,000)	(4,285)
Insurance claims receivable	(10,867)	175
Prepayments and other	(23,683)	3,616
Accounts payable	6,670	13,795
Due to related parties	(1,045)	(688)
Accrued liabilities	(1,896)	(6,339)
Unearned revenue	6,132	(7,314)
Other liabilities	(308)	5,585
Dividend from equity method investees	980	—
Dry-dockings	(15,218)	(5,311)
Accrued charter revenue	(2,265)	4,793
Net Cash provided by Operating Activities	37,344	138,019
Cash Flows From Investing Activities:
Capital provided to equity method investments	(980)	—
Payments to acquire short-term investments	(14,651)	(17,604)
Settlements of short-term investments	59,000	17,605
Proceeds from the settlement of insurance claims	3,084	1,041
Acquisition of a subsidiary, net of cash acquired	2,008	—
Issuance of investments in leaseback vessels	(11,099)	(20,718)
Capital collections from vessels’ leaseback arrangements	—	7,369
Vessel acquisition and advances/Additions to vessel cost	(3,991)	(23,629)
Proceeds from the sale of vessels, net	157,914	70,502
Net Cash provided by Investing Activities	191,285	34,566
Cash Flows From Financing Activities:
Proceeds from long-term debt and finance leases	322,830	111,475
Repayment of long-term debt and finance leases	(397,026)	(121,162)
Payment of financing costs	(2,421)	(826)
Dividends paid	(17,986)	(17,825)
Proceeds from stock issuance	—	376
Net Cash used in Financing Activities	(94,603)	(27,962)
Net increase in cash, cash equivalents and restricted cash	134,026	144,623
Cash, cash equivalents and restricted cash at beginning of the period	811,558	825,204
Cash, cash equivalents and restricted cash at end of the period	$945,584	$969,827
Supplemental Cash Information:
Cash paid during the period for interest, net of capitalized interest	$37,982	$35,978
Non-Cash Investing and Financing Activities:
Dividend reinvested in common stock of the Company	$3,846	$4,293
Right-of-use assets obtained in exchange for operating lease obligations	$97,429	$29,956

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

5

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Costamare Inc. (“Costamare”) and its wholly-owned and majority-owned subsidiaries (collectively, the “Company”). Costamare is organized under the laws of the Republic of the Marshall Islands.

On November 4, 2010, Costamare completed its initial public offering (“Initial Public Offering”) in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”). During the three-month period ended March 31, 2024, the Company issued 149,600 shares to Costamare Shipping Services Ltd. (“Costamare Services”) (Note 3). On July 6, 2016, the Company implemented a dividend reinvestment plan (the “Plan”) (Note 17). As of March 31, 2024, under the Plan, the Company has issued to its common stockholders 21,230,696 shares, in aggregate. As of March 31, 2024, the aggregate outstanding share capital was 118,944,401 common shares. As of March 31, 2024, members of the Konstantakopoulos Family owned, directly or indirectly, approximately 64.2% of the outstanding common shares, in the aggregate.

As of March 31, 2024, the Company owned and/or operated a fleet of 68 container vessels with a total carrying capacity of approximately 512,989 twenty-foot equivalent units (“TEU”) and 37 dry bulk vessels with a total carrying capacity of approximately 2,539,212 of dead-weight tonnage (“DWT”), through wholly owned subsidiaries. As of December 31, 2023, the Company owned and/or operated a fleet of 68 container vessels with a total carrying capacity of approximately 512,989 twenty-foot equivalent units (“TEU”) and 42 dry bulk vessels with a total carrying capacity of approximately 2,604,720 of dead-weight tonnage (“DWT”), through wholly owned subsidiaries. The Company provides worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators and since 2021, by chartering its dry bulk vessels to a diverse group of charterers.

During the fourth quarter of 2022, the Company established a dry bulk operating platform under Costamare Bulkers Inc. (“CBI”), a majority-owned subsidiary of Costamare organized in the Republic of the Marshall Islands (Note 16). CBI is chartering-in and chartering-out dry bulk vessels, entering into contracts of affreightment, forward freight agreements (“FFAs”) and may also utilize hedging solutions. As of March 31, 2024, CBI charters-in 49 dry bulk vessels on period charters.

In March 2023, the Company entered into an agreement with Neptune Maritime Leasing Limited (“NML”) pursuant to which it agreed to invest in NML’s ship sale and leaseback business up to $200,000 in exchange for up to 40% of its ordinary shares and up to 79.05% of its preferred shares. In addition, the Company received a special ordinary share in NML which carries 75% of the voting rights of the ordinary shares providing control over NML. NML was established in 2021 to acquire, own and bareboat charter out vessels through its wholly-owned subsidiaries. On March 30, 2023, the Company invested in NML the amount of $11,099 and as a result acquired controlling financial interest. The Company accounted for the control obtained in NML at March 30, 2023 “as a business combination”, which resulted in the application of the “acquisition method”, as defined under ASC 805, Business Combinations, with the Company to be considered the accounting acquirer of NML. The assets acquired and liabilities assumed on the date of control were recorded at fair value. The assets acquired consisted mainly of four sale and leaseback contracts, under which NML had acquired and leased back under bareboat charter agreements, one container vessel and three dry bulk vessels, all accounted for as failed sales (Note 12(b)). In addition, the Company estimated the fair value of the noncontrolling interest at the acquisition date at $34,132. The Company does not consider the acquisition a material business combination.

At March 31, 2024, Costamare had 146 wholly-owned subsidiaries incorporated in the Republic of Liberia, 13 incorporated in the Republic of the Marshall Islands and one incorporated in the Republic of Cyprus. In addition, as of March 31, 2024, Costamare had one majority-owned subsidiary incorporated in the Republic of the Marshall Islands and controlled one company incorporated under the laws of Jersey, which had 30 subsidiaries incorporated in the Republic of the Marshall Islands and two incorporated in the Republic of Liberia.

Revenues for the three-month periods ended March 31, 2023 and 2024, derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

6

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

	2023	2024
A	13%	9%
B	14%	6%
C	14%	10%
Total	41%	25%

The reconciliation of the cash, cash equivalents and restricted cash at the end of the three-month periods ended March 31, 2023 and 2024 is presented in the table below:

	2023	2024
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$853,847	$832,195
Restricted cash – current portion	10,319	68,822
Restricted cash – non-current portion	81,418	68,810
Total cash, cash equivalents and restricted cash	$945,584	$969,827

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 29, 2024.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the Company’s annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2024, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2024.

As the international container shipping industry recovered from the COVID-19 pandemic, time charter rates improved significantly from their sizable pandemic-related declines until the first half of 2022, due to the increased demand for containerized goods coupled with inefficiencies in the global supply chain caused by the pandemic. However, since June 2022, time charter rates for containerships (across all sizes) have demonstrated significant declines of 77% on average, mainly driven by reduced growth in the transportation of containerized goods, inflation, and the normalization of supply chains.

The economic environment of the dry bulk segment improved significantly in 2021 and the first half of 2022 due to the increase in the demand for commodities. However, during 2022, mainly due to the Russia-Ukraine conflict, the strict COVID-19 lockdown policies in China and the emergence of inflationary pressures, demand for seaborne dry bulk trade softened and BDI dropped in the end of 2022 by 49% compared to the previous year. The negative trend was reversed in 2023 and at the end of 2023, BDI increased by 75% compared to the previous year, eliminating nearly all losses incurred in 2022. Such reversal was mainly attributed to the increased seaborne demand for iron ore, coal, grains and other minerals. At the end of the first quarter of 2023, BDI stood 12% lower compared to the last quarter of 2023. However, during the first quarter of 2024, BDI on average was at levels 85% higher than levels of the respective period of 2023.

The Company will continue to monitor global economic conditions, the Russia-Ukraine conflict, the Israel-Hamas conflict and the Red Sea crisis, along with their potential direct or indirect negative effects on the containership and dry bulk markets and will provide further updates if market circumstances warrant it.

7

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in Note 2 of the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2023. There have been no material changes to these policies in the three-month period ended March 31, 2024.

3. Transactions with Related Parties:

(a) Costamare Shipping Company S.A. (“Costamare Shipping”) and Costamare Shipping Services Ltd. (“Costamare Services”): Costamare Shipping is a ship management company wholly owned by Mr. Konstantinos Konstantakopoulos, the Company’s Chairman and Chief Executive Officer. Costamare Shipping provides the Company with commercial, technical and other management services pursuant to a Framework Agreement dated November 2, 2015, as amended and restated on January 17, 2020 and as further amended and restated on June 28, 2021 (the “Framework Agreement”), and separate ship management agreements with the relevant vessel owning subsidiaries. Costamare Services, a company controlled by the Company’s Chairman and Chief Executive Officer and members of his family, provides, pursuant to a Services Agreement dated November 2, 2015 as amended and restated on June 28, 2021 (the “Services Agreement”), the Company’s vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services. Costamare Shipping and Costamare Services are not part of the consolidated group of the Company.

On November 27, 2015, the Company amended and restated the Registration Rights Agreement entered into in connection with the Company’s Initial Public Offering, to extend registration rights to Costamare Shipping and Costamare Services each of which have received or may receive shares of its common stock as fee compensation.

Pursuant to the Framework Agreement and the Services Agreement, Costamare Shipping and Costamare Services received (i) for each vessel a daily fee of $1.020 and $0.510 for any vessel subject to a bareboat charter, prorated for the calendar days the Company owned each vessel and for the three-month period following the date of the sale of a vessel, (ii) a flat fee of $840 for the supervision of the construction of any newbuild vessel contracted by the Company, (iii) a fee of 1.25% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each vessel in the Company’s fleet and (iv) a quarterly fee of $667 plus the value of 149,600 shares which Costamare Services may elect to receive in kind. Fees under (i), and (ii) and the quarterly fee under (iv) are annually adjusted upwards to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases.

The Company is able to terminate the Framework Agreement and/or the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.

Management fees charged by Costamare Shipping in the three-month periods ended March 31, 2023 and 2024, amounted to $10,620 and $10,567, respectively, and are included in Management and agency fees-related parties in the accompanying consolidated statements of income. The amounts received by Costamare Shipping include amounts paid to third-party managers of $3,549 and $3,523 for the three-month periods ended March 31, 2023 and 2024, respectively. In addition, Costamare Shipping and Costamare Services charged (i) $3,267 for the three-month period ended March 31, 2024 ($2,896 for the three-month period ended March 31, 2023), representing a fee of 1.25% on all gross revenues, as provided in the Framework Agreement and the Services Agreement, as applicable, which is included in Voyage expenses-related parties in the accompanying consolidated statements of income, (ii) $667 charged by Costamare Services, which is included in General and administrative expenses – related parties in the accompanying consolidated statements of income for the three-month period ended March 31, 2024 ($667 for the three-month period ended March 31, 2023) and (iii) $1,698, representing the fair value of 149,600 shares, which is included in General and administrative expenses – related parties in the accompanying consolidated statements of income for the three-month period ended March 31, 2024 ($1,408 for the three-month period ended March 31, 2023). Furthermore, in accordance with the management agreements with third-party managers, third-party managers have been provided with the amount of $75 or $50 per vessel as working capital security. As at December 31, 2023, the working capital security was $5,250 in aggregate, of which $4,775 is included in Accounts receivable, net, non-current and $475 in Accounts receivable, net in the accompanying 2023 consolidated balance sheet. As at March 31, 2024, the working capital security was $6,375 in aggregate, of which $5,150 is included in Accounts receivable, net, non-current and $1,225 in Accounts receivable, net in the accompanying 2024 consolidated balance sheet.

8

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the three-month periods ended March 31, 2023 and 2024, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed (Notes 9 and 10) the amounts of $475 and nil, respectively, for services provided in accordance with the respective management agreements. The amounts received by Costamare Shipping, relating to the companies established pursuant to the Framework Deed, include amounts paid to third-party managers of $216 and nil for the three-month periods ended March 31, 2023 and 2024, respectively. The balance due from Costamare Shipping at March 31, 2024 amounted to $1,122 and is included in Due from related parties in the accompanying consolidated balance sheet. The balance due to Costamare Shipping at December 31, 2023 amounted to $3,172 and is included in Due to related parties in the accompanying consolidated balance sheet. The balance due to Costamare Services at March 31, 2024, amounted to $2,147 and is included in Due to related parties in the accompanying consolidated balance sheets. The balance due from Costamare Services at December 31, 2023, amounted to $2,131 and is included in Due from related parties in the accompanying consolidated balance sheets.

(b) Blue Net Chartering GmbH & Co. KG (“BNC”) and Blue Net Asia Pte., Ltd. (“BNA”): On January 1, 2018, Costamare Shipping appointed, on behalf of the vessels it manages, BNC, a company 50% (indirectly) owned by the Company’s Chairman and Chief Executive Officer, to provide charter brokerage services to all container vessels under its management (including container vessels owned by the Company). BNC provides exclusive charter brokerage services to containership owners. Under the charter brokerage services agreement as amended, each container vessel-owning subsidiary paid a fee of €9,413 for the year ended December 31, 2023 and the three-month period ended March 31, 2024, in respect of each vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement), provided that in respect of container vessels which remain chartered under the same charter party agreement in effect on January 1, 2018, the fee was €1,281 for the year ended December 31, 2023 and the three-month period ended March 31, 2024 in respect of each vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement). On March 29, 2021, four of the Company’s container vessels agreed to pay a daily brokerage commission of $0.165 per day to BNC in connection with charters arranged by it. During the three-month periods ended Μarch 31, 2023 and 2024, BNC charged the ship-owning companies $167 and $183, respectively, which are included in Voyage expenses—related parties in the accompanying consolidated statements of income. In addition, on March 31, 2020, Costamare Shipping agreed, on behalf of five of the container vessels it manages, to pay to BNA, a company 50% (indirectly) owned by the Company’s Chairman and Chief Executive Officer, a commission of 1.25% of the gross daily hire earned from the charters arranged by BNA for these five Company container vessels. During the three-month periods ended March 31, 2023 and 2024, BNA charged the ship-owning companies $148 and $184 which are included in Voyage expenses – related parties in the accompanying consolidated statements of income.

(c) LC LAW Stylianou & Associates LLC (“LCLAW”): The managing partner of LCLAW, a Cyprus law firm, is the non-executive President of the Board of Directors of Costamare Participations Plc (Note 11.C), a wholly owned subsidiary of the Company and is a board member and officer of two other subsidiaries of the Company. LCLAW provides legal services to the Company. During the three-month periods ended March 31, 2023 and 2024, LCLAW charged the Company’s subsidiaries nil and $5, respectively, which are included in "General and Administrative Expenses - Related Parties" in the accompanying consolidated statements of income for the three-month periods ended March 31, 2023 and 2024. There was no balance due from/to LCLAW at both December 31, 2023 and March 31, 2024.

(d) Local Agencies: Costamare Bulkers Services GmbH (“Local Agency A”) a company incorporated under the laws of the Republic of Germany, Costamare Bulkers Services ApS (“Local Agency B”) a company incorporated under the laws of the Kingdom of Denmark, Costamare Bulkers Services Pte. Ltd. (“Local Agency C”) a company incorporated under the laws of the Republic of Singapore and Costamare Bulkers Services Co., Ltd (“Local Agency D”) a company incorporated under the laws of Japan and together with Local Agency A, Local Agency B and Local Agency C, (the “Local Agencies”), are wholly owned by the Company’s Chairman and CEO. On November 14, 2022, CBI entered into separate agreements with the Local Agency A, Local Agency B and Local Agency C and on November 20, 2023 with Local Agency D (collectively the “Service Agreements”) for the provision of chartering and other services on a cost basis (including all expenses related to the provision of the services) plus a mark-up which is currently set at 11%. During the three-month periods ended March 31, 2023 and 2024, the Local Agencies charged CBI with aggregate agency fees of $4,570 and $3,273, respectively, which are included in “Management and agency fees-related parties” in the accompanying consolidated statements of income. The balance due from the four Local Agencies as of March 31, 2024, amounted to $1,572, in aggregate and is included in Due from related parties in the accompanying consolidated balance sheets. The balance due from the four Local Agencies as of December 31, 2023, amounted to $1,647, in aggregate and is included in Due from related parties in the accompanying consolidated balance sheets.

9

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(e) Neptune Global Finance Ltd. (“NGF”): Since March 2023, the Company’s Chairman and Chief Executive Officer, Mr. Konstantinos Konstantakopoulos owns 51% of NGF, a company incorporated under the laws of Jersey which provides among others administrative and strategic services to NML. NGF receives a fee of 1.5% on the contributed capital invested in NML and a fee of 0.8% on the committed capital to be invested in NML. The remaining 49% of NGF is owned by the Managing Director and member of the Board of Directors of NML. From the date Mr. Konstantinos Konstantakopoulos acquired 51% of NGF to March 31, 2023 and the three-month period ended March 31, 2024, NGF charged an amount of nil and $807 as management fees, respectively, which are included in Management and agency fees-related parties in the accompanying consolidated statements of income. The balance due to NGF at March 31, 2024 amounted to $337 and is included in Due to related parties in the accompanying consolidated balance sheets. The balance due from NGF at December 31, 2023 amounted to $341 and is included in Due from related parties in the accompanying consolidated balance sheets.

(f) Codrus capital AG (“Codrus”): In March 2023, the Company entered into an agreement with Codrus, a company incorporated under the laws of Canton Zug, Switzerland, for the provision of financial and strategic advice to the Company, for an annual fee of $250. Codrus is controlled by the Managing Director and member of the Board of Directors of NML. There was no balance due from/to Codrus at both December 31, 2023 and March 31, 2024.

(g) Navilands Container Management Ltd. and, Navilands Bulker Management Ltd., (together, ‘‘Navilands’’) and Navilands (Shanghai) Containers Management Ltd. and Navilands (Shanghai) Bulkers Management Ltd. (together, ‘‘Navilands (Shanghai)’’): Navilands and Navilands (Shanghai) are indirectly controlled by the Company’s chairman and chief executive officer. Starting in February 2024, certain of our vessel-owning subsidiaries appointed Navilands as managers to provide their vessels, together with Costamare Shipping, with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements between each of the Company’s vessel-owning subsidiaries and Navilands. For certain vessels, Navilands has subcontracted certain services to and has entered into a sub-management agreements with Navilands (Shanghai). During the three-month period ended March 31, 2024, Navilands and Navilands (Shanghai) charged management fees of $188 in the aggregate.

4. Segmental Financial Information

The Company has four reportable segments from which it derives its revenues: (1) container vessels segment, (2) dry bulk vessels segment, (3) dry bulk operating platform segment (“CBI segment”) and (4) investment in leaseback vessels through NML (Notes 1 and 12) (“NML segment”). The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different services. The container vessel business segment consists of transportation of containerized products through ownership and operation of container vessels. The dry bulk business segment consists of transportation of dry bulk cargoes through ownership and operation of dry bulk vessels. Under the operating platform segment, CBI charters-in/out dry bulk vessels and enters into contracts of affreightment, FFAs and may also utilize hedging solutions. Under the NML segment, NML acquires and bareboat charters out the acquired vessels to the respective seller-lessee of the vessels, who have the obligation to purchase the vessel at the end of the bareboat agreement and the right to purchase the vessel prior to the end of the bareboat agreement at a pre-agreed price.

The tables below present information about the Company’s reportable segments as of December 31, 2023 and March 31, 2024, and for the three-month periods ended March 31, 2023 and 2024. The Company measures segment performance based on net income. Items included in the segment’s net income are allocated to the extent that the items are directly or indirectly attributable to the segments. With regards to the items that are allocated by indirect calculation, their allocations keys are defined on the basis of each segment’s drawing on key resources. The Other segment includes items that due to their nature are not allocated to any of the Company’s reportable segments. As of December 31, 2023 and March 31, 2024, and for the three-month periods ended March 31, 2023 and 2024, Other segment includes equity method investments’ balances, due from related parties balances, cash balances and short-term investments. Summarized financial information concerning each of the Company’s reportable segments is as follows:

10

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

For the three-month period ended March 31, 2024
	Container vessels segment	Dry bulk vessels segment	CBI	NML	Other	Eliminations	Total
Voyage revenue	$215,556	$40,785	$213,831	$—	$—	$—	$470,172
Intersegment voyage revenue	—	5,375	—	—	—	(5,375)	—
Income from investment in leaseback vessels	—	—	—	5,258	—	—	5,258
Net Income/ (Loss) for the period	$100,454	$(518)	$(336)	$3,032	$40	$—	$102,672

For the three-month period ended March 31, 2023
	Container vessels segment	Dry bulk vessels segment	CBI	Other	Eliminations	Total
Voyage revenue	$195,667	$34,122	$18,980	$—	$—	$248,769
Intersegment voyage revenue	—	1,704	—	—	(1,704)	—
Net Income/ (Loss) for the Period	$180,100	$(25,993)	$(3,881)	$(1,362)	$—	$148,864

11

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

As of March 31, 2024
	Container vessels segment	Dry bulk vessels segment	CBI	NML	Other	Eliminations	Total
Total Assets	$3,133,655	$676,425	$436,852	$336,374	$770,138	$(3,124)	$5,350,320

As of December 31, 2023
	Container vessels segment	Dry bulk vessels segment	CBI	NML	Other	Eliminations	Total
Total Assets	$3,153,806	$734,817	$455,568	$238,667	$707,284	$(3,120)	$5,287,022

5. Short-term investments:

As of March 31, 2024, the Company holds one zero-coupon U.S. treasury bill (the “Bill”) with an aggregate face value of $17,835 at a cost of $17,604. As of December 31, 2023, the Company held one zero-coupon Bill with an aggregate face value of $17,605 at a cost of $17,373.

6. Inventories:

Inventories in the accompanying consolidated balance sheets relate to bunkers, lubricants and spare parts on board the vessels.

7. Vessels and advances, net:

The amounts in the accompanying consolidated balance sheets are as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2024	$4,687,724	$(1,240,927)	$3,446,797
Depreciation	—	(40,138)	(40,138)
Vessel acquisitions, advances and other vessels’ costs	23,629	—	23,629
Vessel sales, transfers and other movements	(43,508)	5,596	(37,912)
Balance, March 31, 2024	$4,667,845	$(1,275,469)	$3,392,376

During the three-month period ended March 31, 2024, the Company acquired the 2011-built, secondhand dry bulk vessel Miracle (ex. Iron Miracle).

During the three-month period ended March 31, 2024, the Company sold the dry bulk vessels Progress, Manzanillo and Konstantinos, which were held for sale at December 31, 2023, and the dry bulk vessels Alliance, Merida and Pegasus, and recognized an aggregate net gain of $993, which is separately reflected in Gain on sale of vessels, net in the accompanying consolidated statement of income for the three-month period ended March 31, 2024.

12

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the three-month period ended March 31, 2023, the Company sold the container vessels Sealand Washington and Maersk Kalamata, which were held for sale at December 31, 2022, and the dry bulk vessel Miner and recognized an aggregate net gain of $89,068, which is separately reflected in Gain on sale of vessels, net in the accompanying consolidated statement of income for the three-month period ended March 31, 2023.

In December 2023, the Company decided to make arrangements to sell the dry bulk vessels Konstantinos, Progress, Adventure and Manzanillo. The Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of these vessels as “held for sale” were met. As of December 31, 2023, the amount of $40,307, separately reflected in Vessels held for sale in the December 31, 2023 consolidated balance sheet, represents the fair market value of the vessels based on the vessel’s estimated sale price, net of commissions (Level 2 inputs of the fair value hierarchy).

As of March 31, 2024, the amount of $9,486, separately reflected in Vessels held for sale in the March 31, 2024 consolidated balance sheet, represents the carrying value of Adventure at the time that held for sale criteria were met on the basis that as of that date vessel’s fair value less cost to sell exceeded the vessel’s carrying value. The vessel was sold in the second quarter of 2024 (Note 25(d)).

On February 23, 2023, the Company decided to make arrangements to sell the dry bulk vessel Taibo. At that date, the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the vessel as “held for sale” were met. The difference between the estimated fair value less cost to sell of the vessel and the vessel’s carrying value, amounting to $2,350, was recorded in the three-month period ended March 31, 2023, and is separately reflected as Loss on vessels held for sale in the accompanying consolidated statement of income.

As of March 31, 2024, 90 of the Company’s vessels, with a total carrying value of $2,570,795, have been provided as collateral to secure the long-term debt discussed in Note 11. This excludes the vessels YM Triumph, YM Truth, YM Totality, YM Target and YM Tiptop, the four vessels acquired in 2018 under the Share Purchase Agreement (Note 11.B) with York and five unencumbered vessels.

8. Deferred Charges, net:

Deferred charges, net include the unamortized dry-docking and special survey costs. The amounts in the accompanying consolidated balance sheets are as follows:

Balance, January 1, 2024	$72,801
Additions	5,311
Amortization	(5,612)
Write-off and other movements (Note 7)	(780)
Balance, March 31, 2024	$71,720

During the three-month period ended March 31, 2024, one vessel underwent and completed her dry-docking and special survey and one vessel was in the process of completing her dry-docking and special survey. During the three-month period ended March 31, 2023, six vessels underwent and completed their dry-docking and special survey and three vessels were in the process of completing their dry-docking and special survey. The amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.

9. Costamare Ventures Inc.:

On May 15, 2013, the Company, along with its wholly owned subsidiary, Costamare Ventures Inc. (“Costamare Ventures”) entered into a framework deed which was amended and restated on June 12, 2018 (the “Framework Deed”) with York to invest jointly in the acquisition and construction of container vessels. The commitment period ended on May 15, 2020 and the termination of the Framework Deed occurred on May 15, 2024. As at March 31, 2024, the Company holds 49% of the capital stock of two jointly-owned companies formed pursuant to the Framework Deed with York (Note 10) which are winding up of their affairs. The Company accounts for the entities formed under the Framework Deed as equity investments.

13

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

10. Equity Method Investments:

The companies accounted for as equity method investments, all of which are incorporated in the Marshall Islands, are as follows:

Entity	Vessel	Participation % March 31, 2024	Date Established /Acquired
Steadman Maritime Co.	-	49%	July 1, 2013
Goodway Maritime Co.	-	49%	September 22, 2015

During the three-month period ended March 31, 2023, the Company received, in the form of a special dividend, $980 from Geyer Maritime Co. During the three-month period ended March 31, 2023, the Company contributed $980 to the equity of Platt Maritime Co.

On December 5, 2023, the Company agreed to acquire from York the 51% equity interest in the company operating the 2001-built, 1,550 TEU capacity containership, Arkadia. The transfer was concluded on December 11, 2023, whereupon the Company owns 100% equity interest of the company operating Arkadia. Management accounted for this transaction as an asset acquisition under ASC 805 “Business Combinations” whereas the cost consideration was proportionally allocated on a relative fair value basis to the assets acquired.

On May 12, 2023, the Company agreed to sell its 49% equity interest in the company operating the 2018-built, 3,800 TEU capacity containership, Polar Argentina to York, which at that time held the remaining 51% and to acquire from York the 51% equity interest in the company operating the 2018-built, 3,800 TEU capacity containership, Polar Brasil. Both transfers were concluded on June 2, 2023, whereupon the Company owns 100% equity interest of the company operating the containership Polar Brasil. Management accounted for this transaction as an asset acquisition under ASC 805 “Business Combinations” whereas the cost consideration was proportionally allocated on a relative fair value basis to the assets acquired (Note 12(a)).

For the three-month periods ended March 31, 2023 and 2024, the Company recorded a net loss of $1,361 and net income of $40, respectively, from equity method investments, which is separately reflected as Income/ (Loss) from equity method investments in the accompanying consolidated statements of income.

The summarized combined financial information of the companies accounted for as equity method investment is as follows:

	December 31, 2023	March 31, 2024
Current assets	$1,386	$1,424
Non-current assets	—	—
Total assets	$1,386	$1,424

Current liabilities	$123	$80
Non-current liabilities	—	—
Total liabilities	$123	$80

	Three-month period ended March 31,
	2023	2024
Voyage revenue	$6,180	$—
Net income/(loss)	$(2,778)	$81

14

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

11. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets consist of the following:

		Borrower(s)	December 31, 2023	March 31, 2024
A.		Term Loans:
	1	Singleton Shipping Co. and Tatum Shipping Co.	$—	$—
	2	Bastian Shipping Co. and Cadence Shipping Co.	—	—
	3	Adele Shipping Co.	—	—
	4	Costamare Inc.	—	—
	5	Capetanissa Maritime Corporation et al.	—	—
	6	Caravokyra Maritime Corporation et al.	—	—
	7	Berg Shipping Co.	—	—
	8	Evantone Shipping Co. and Fortrose Shipping Co.	—	—
	9	Ainsley Maritime Co. and Ambrose Maritime Co.	120,536	117,857
	10	Hyde Maritime Co. and Skerrett Maritime Co.	115,904	113,077
	11	Kemp Maritime Co.	58,525	57,100
	12	Achilleas Maritime Corporation et al.	48,569	44,800
	13	Novara et al.	—	—
	14	Costamare Inc.	29,735	22,621
	15	Costamare Inc.	—	—
	16	Amoroto et al.	50,661	38,269
	17	Bernis Marine Corp. et al.	41,695	40,148
	18	Costamare Inc.	—	—
	19	Costamare Inc.	38,500	33,000
	20	Amoroto et al.	24,240	16,785
	21	Benedict et al.	376,857	356,333
	22	Reddick Shipping Co. and Verandi Shipping Co.	33,000	30,000
	23	Quentin Shipping Co. and Sander Shipping Co.	74,625	72,030
	24	Greneta Marine Corp. et al.	26,045	25,057
	25	Bastian Shipping Co. et al.	260,630	244,720
	26	Adstone Marine Corp. et al.	101,065	88,505
	27	NML Loan 1	5,995	5,317
	28	Kalamata Shipping Corporation et al.	64,000	61,500
	29	Capetanissa Maritime Corporation et al.	22,417	21,542
	30	Costamare Inc.	63,312	62,078
	31	NML Loan 2	34,920	33,840
	32	NML Loan 3	18,460	17,940
	33	Barlestone Marine Corp. et al.	12,000	28,107
	34	NML Loan 4	—	13,135
	35	NML Loan 5	—	5,839
	36	NML Loan 6	—	6,104
	37	NML Loan 7	—	10,369
	38	NML Loan 8	—	12,249
	39	NML Loan 9	—	12,251
	40	NML Loan 10	—	33,981
		Total Term Loans	$1,621,691	$1,624,554
B.		Other financing arrangements	632,892	621,055
C.		Unsecured Bond Loan	110,500	108,110
		Total long-term debt	$2,365,083	$2,353,719
		Less: Deferred financing costs	(18,863)	(18,072)
		Total long-term debt, net	$2,346,220	$2,335,647
		Less: Long-term debt current portion	(352,140)	(341,957)
		Add: Deferred financing costs, current portion	5,113	4,907
		Total long-term debt, non-current, net	$1,999,193	$1,998,597

15

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

A. Term Loans:

1. On July 17, 2018, Tatum Shipping Co. and Singleton Shipping Co. entered into a loan agreement with a bank for an amount of up to $48,000, for the purpose of financing general corporate purposes relating to the vessels Megalopolis and Marathopolis. The facility has been drawn down in two tranches on July 20, 2018 and August 2, 2018. On January 9, 2023, following the execution of the loan agreement discussed in Note 11.A.25, the then outstanding balance of $34,400 was fully repaid.

2. On June 18, 2019, Bastian Shipping Co. and Cadence Shipping Co., entered into a loan agreement with a bank for an amount of up to $136,000, for the purpose of financing the acquisition costs of MSC Ajaccio and MSC Amalfi and general corporate purposes relating to the two vessels. The facility was drawn down in two tranches on June 24, 2019. On January 4, 2023, following the execution of the loan agreement discussed in Note 11.A.25, the then outstanding balance of $82,800 was fully repaid.

3. On June 24, 2019, Adele Shipping Co. entered into a loan agreement with a bank for an amount of up to $68,000, for the purpose of financing the acquisition cost of MSC Azov and general corporate purposes relating to the vessel. The facility was drawn down on July 12, 2019. On January 9, 2023, following the execution of the loan agreement discussed in Note 11.A.25, the then outstanding balance of $48,500 was fully repaid.

4. On June 28, 2019, the Company entered into a loan agreement with a bank for an amount of up to $150,000, in order to partially refinance two term loans. Vessels Value, Valence and Vantage were provided as security. The facility was drawn down in three tranches on July 15, 2019. On January 11, 2023, following the execution of the loan agreement discussed in Note 11.A.25, the then outstanding balance of $112,430 was fully repaid.

5. On April 24, 2020, Capetanissa Maritime Corporation, Christos Maritime Corporation, Costis Maritime Corporation, Joyner Carriers S.A. and Rena Maritime Corporation, entered into a loan agreement with a bank for an amount of up to $70,000, in order to refinance two term loans. The facility was drawn down on May 6, 2020. On March 8, 2022, the Company prepaid $3,062, due to the sale of vessel Messini, on the then outstanding balance. On June 28, 2022, following the agreement of the loan discussed in Note 11.A.21, the Company prepaid the amount of $13,964 of the loan. On October 13, 2022, the Company prepaid $8,264, due to the sale of vessel York. On December 7, 2022, the Company prepaid $8,503, due to the sale of vessel Sealand Washington (Note 7). On May 30, 2023, following the execution of the loan agreement discussed in Note 11.A.29, the then outstanding balance of $14,186 was fully repaid.

6. On May 29, 2020, Caravokyra Maritime Corporation, Costachille Maritime Corporation, Kalamata Shipping Corporation, Marina Maritime Corporation, Navarino Maritime Corporation and Merten Shipping Co., entered into a loan agreement with a bank for an amount of up to $70,000, in order to partly refinance one term loan. The facility was drawn down on June 4, 2020. On June 21, 2022, following the execution of the agreement of the loan discussed in Note 11.A.21, the Company prepaid the amount of $35,885 of the loan. On December 5, 2022, the Company prepaid $6,927.6, due to the sale of vessel Maersk Kalamata (Note 7). On April 24, 2023, following the execution of the loan agreement discussed in Note 11.A.28, the then outstanding balance of $6,663 was fully repaid.

7. On January 27, 2021, Berg Shipping Co. entered into a loan agreement with a bank for an amount of $12,500, in order to finance the acquisition cost of the vessel Neokastro. The facility was drawn down on January 29, 2021. On May 30, 2023, following the execution of the loan agreement discussed in Note 11.A.29, the then outstanding balance of $9,980 was fully repaid.

8. On March 18, 2021, Evantone Shipping Co. and Fortrose Shipping Co. entered into a loan agreement with a bank for an amount of $23,000 for the purpose of financing general corporate purposes. The facility was drawn down on March 23, 2021. On January 4, 2023, following the execution of the loan agreement discussed in Note 11.A.25, the then outstanding balance of $17,750 was fully repaid.

9. On March 19, 2021, Ainsley Maritime Co. and Ambrose Maritime Co. entered into a loan agreement with a bank for an amount of $150,000, in order to refinance two term loans and for general corporate purposes. The facility was drawn down in two tranches on March 24, 2021. As of March 31, 2024, the outstanding balance of each tranche of $58,928.6 is repayable in 28 equal quarterly installments of $1,339.3, from June 2024 to March 2031 and a balloon payment of $21,428.6 each payable together with the last installment.

10. On March 24, 2021, Hyde Maritime Co. and Skerrett Maritime Co. entered into a loan agreement with a bank for an amount of $147,000, in order to refinance two term loans and for general corporate purposes. The facility was drawn down in two tranches on March 26, 2021. On December 20, 2022, the loan agreement was amended, resulting in the extension of the repayment period until March 2029. As of March 31, 2024, the outstanding balance of Tranche A of $56,538.5 is repayable in 20 equal quarterly installments of $1,413.5, from June 2024 to March 2029 and a balloon payment of $28,269.2 payable together with the last installment. As of March 31, 2024, the outstanding balance of Tranche B of $56,538.5 is repayable in 20 equal quarterly installments of $1,413.5, from June 2024 to March 2029 and a balloon payment of $28,269.2 payable together with the last installment.

16

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

11. On March 29, 2021, Kemp Maritime Co. entered into a loan agreement with a bank for an amount of $75,000, in order to refinance one term loan and for general corporate purposes. The facility was drawn down on March 30, 2021. As of March 31, 2024, the outstanding balance of the loan of $57,100 is repayable in 20 equal quarterly installments of $1,425, from June 2024 to March 2029 and a balloon payment of $28,600 payable together with the last installment.

12. On June 1, 2021, Achilleas Maritime Corporation, Angistri Corporation, Fanakos Maritime Corporation, Fastsailing Maritime Co., Lindner Shipping Co., Miko Shipping Co., Saval Shipping Co., Spedding Shipping Co., Tanera Shipping Co., Timpson Shipping Co. and Wester Shipping Co., entered into a loan agreement with a bank for an amount of up to $158,105, in order to partly refinance one term loan and to finance the acquisition cost of the vessels Porto Cheli, Porto Kagio and Porto Germeno. The facility was drawn down in four tranches. On June 4, 2021, the Refinancing tranche of $50,105 and Tranche C of $38,000 were drawn down, on June 7, 2021, Tranche A of $35,000 was drawn down and on June 24, 2021, Tranche B of $35,000 was drawn down. On August 12, 2021, the Company prepaid $7,395.1 due to the sale of vessel Venetiko, on the then outstanding balance. On October 12, 2021 and October 25, 2021, the Company prepaid $6,531 and $6,136, respectively due to the sale of ZIM Shanghai and ZIM New York, on the then outstanding balance. On October 7, 2022, the Company prepaid $6,492, due to the sale of Sealand Illinois, on the then outstanding balance. On May 8, 2023, the loan agreement was amended, resulting in the extension of the repayment period until September 2026 for the Refinancing tranche and until December 2026 for Tranches A and B. On October 13, 2023, the Company prepaid $2,668.2 on the then outstanding balance due to the sale of vessel Oakland. As of March 31, 2024, the outstanding balance of the Refinancing tranche of $7,800 is repayable in 10 equal quarterly installments of $769.4 payable from June 2024 to September 2026 and a balloon payment of $106.1, payable together with the last installment. As of March 31, 2024, the outstanding balance of Tranche A of $18,500 is repayable in 11 equal quarterly installments of $1,500, from June 2024 to December 2026 and a balloon payment of $2,000 payable together with the last installment. As of March 31, 2024, the outstanding balance of Tranche B of $18,500 is repayable in 11 equal quarterly installments of $1,500, from June 2024 to December 2026 and a balloon payment of $2,000 payable together with the last installment. On February 1, 2022, the then outstanding balance of Tranche C of $34,730 was fully repaid (Note 11.A.19).

13. On June 7, 2021, Novara Shipping Co., Finney Shipping Co., Alford Shipping Co. and Nisbet Shipping Co. entered into a loan agreement with a bank for an amount of up to $79,000, in order to finance the acquisition cost of the vessels Androusa, Norfolk, Gialova and Dyros. The first two tranches of the facility of $22,500 each, were drawn on June 10, 2021, the third tranche of $22,500 was drawn on August 25, 2021, while the fourth tranche of $11,500 was drawn on January 18, 2022. On April 24, 2023, following the execution of the loan agreement discussed in Note 11.A.28, the then outstanding balance of $61,895 was fully repaid.

14. On July 8, 2021, the Company entered into a loan agreement with a bank for an amount of up to $62,500, in order to finance the acquisition cost of the vessels Pegasus, Eracle, Peace, Sauvan, Pride, Acuity, Comity and Athena. An aggregate amount of $49,236.3, was drawn during July 2021, an amount of $7,300 was drawn in August 2021 and an amount of $5,963.8 was drawn in October 2021, to finance the acquisition of the eight vessels. On May 25, 2023, the Company prepaid $5,475, due to the sale of vessel Comity. On November 16, 2023, the Company prepaid $1,775, due to the sale of vessel Peace. On November 30, 2023, the Company prepaid $1,775, due to the sale of vessel Pride. On February 27, 2024, the Company prepaid $5,844, due to the sale of vessel Pegasus (Note 7). As of March 31, 2024, the aggregate outstanding balance of $22,621 is repayable in variable quarterly installments from April 2024 to October 2026 with an aggregate balloon payment of $12,411.3 that is payable together with the respective last installments.

15. On July 16, 2021, the Company entered into a hunting license facility agreement with a bank for an amount of up to $120,000, in order to finance the acquisition cost of the vessels Bernis, Verity, Dawn, Discovery, Clara, Serena, Parity, Taibo, Thunder, Curacao, Equity and Rose. Three tranches of the facility with an aggregate amount of $34,200 were drawn during July 2021, to finance the acquisition of the first three vessels, three tranches of the facility with an aggregate amount of $28,050 were drawn during August 2021, to finance the acquisition of the subsequent three vessels, three tranches of the facility with an aggregate amount of $27,600 were drawn during September 2021, to finance the acquisition of the subsequent three vessels and three last tranches of the facility with an aggregate amount of $30,150 were drawn during October and November 2021, to finance the acquisition of the last three vessels. On December 21, 2021, the Company prepaid the amount of $38,844 regarding the tranches of vessels Clara, Rose, Thunder and Equity. On January 7, 2022, the Company prepaid the amount of $51,885 regarding the tranches of vessels Bernis, Verity, Dawn, Discovery and Parity (Note 11.A.17). On March 16, 2023, the Company prepaid the amount of $6,985 due to the sale of vessel Taibo (Note 7). On June 20, 2023, following the execution of the loan agreement discussed in Note 11.A.30, the then outstanding balance of $16,310 was fully repaid.

17

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

16. On July 27, 2021, Amoroto Marine Corp., Bermeo Marine Corp., Bermondi Marine Corp., Briande Marine Corp., Camarat Marine Corp., Camino Marine Corp., Canadel Marine Corp., Cogolin Marine Corp., Fruiz Marine Corp., Gajano Marine Corp., Gatika Marine Corp., Guernica Marine Corp., Laredo Marine Corp., Onton Marine Corp. and Solidate Marine Corp. amongst others, entered into a hunting license facility agreement with a bank for an amount of up to $125,000, in order to finance the acquisition cost of the vessels Progress, Merida, Miner, Uruguay, Resource, Konstantinos, Cetus, Titan I, Bermondi, Orion, Merchia and Damon, as well as the acquisition of additional vessels. Two tranches of the facility with an aggregate amount of $18,000 were drawn during August 2021 to finance the acquisition of the first two vessels, four tranches of the facility with an aggregate amount of $32,430 were drawn during September 2021 to finance the acquisition of the subsequent four vessels, one tranche of the facility with an aggregate amount of $7,347 was drawn during October 2021 to finance the acquisition of the vessel Cetus, three tranches of the facility with an aggregate amount of $33,645 were drawn during November 2021 to finance the acquisition of the subsequent three vessels, one tranche of the facility with an amount of $14,100 was drawn in December 2021 to finance the acquisition of the subsequent vessel and one tranche of the facility with an amount of $13,374 was drawn in January 2022 to the finance the acquisition of the last vessel. On April 29, 2022, Amoroto Marine Corp., Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. prepaid the aggregate amount $38,020 (Note 11.A.20). On March 23, 2023, the Company prepaid the amount of $5,226 due to the sale of vessel Miner (Note 7). On March 31, 2023, the loan agreement was amended, resulting in the extension of the repayment period until July 2027. On December 5, 2023, the Company prepaid $5,510, due to the sale of vessel Cetus. On January 10, 2024 and on February 1, 2024, the Company prepaid the aggregate amount of $11,197 due to the sale of vessels Progress and Konstantinos (Note 7). As of March 31, 2024, the aggregate outstanding balance of $38,269 is repayable in variable quarterly installments from April 2024 to July 2027 with an aggregate balloon payment of $25,966.2 that is payable together with the respective last installments.

17. On December 24, 2021, Bernis Marine Corp., Andati Marine Corp., Barral Marine Corp., Cavalaire Marine Corp. and Astier Marine Corp. entered into a loan agreement with a bank for an amount of up to $55,000, in order to refinance the term loan of the vessels Bernis, Verity, Dawn, Discovery and Parity discussed in Note 11.A.15. On January 5, 2022, Bernis Marine Corp., Andati Marine Corp., Barral Marine Corp., Cavalaire Marine Corp. and Astier Marine Corp. drew down the aggregate amount of $52,525, in order to refinance in part the term loan discussed in Note 11.A.15. As of March 31, 2024, the aggregate outstanding balance of $40,148 is repayable in 12 equal quarterly installments of $1,547.1, from April 2024 to January 2027 and a balloon payment of $21,583 payable together with the last installment.

18. On December 28, 2021, the Company entered into a hunting license facility agreement with a bank for an amount of up to $100,000 in order to finance the acquisition cost of the secondhand dry bulk vessels Pythias, Hydrus, Phoenix, Oracle and Libra. During January 2022, the Company drew down the aggregate amount of $56,700. On June 20, 2023, following the execution of the loan agreement discussed in Note 11.A.30, the then outstanding balance of $49,469 was fully repaid.

19. On January 26, 2022, the Company entered into a loan agreement with a bank for an amount of up to $85,000 in order to refinance one term loan and Tranche C of the term loan discussed in Note 11.A.12 and for general corporate purposes. On January 31, 2022, the Company drew down the amount of $85,000. As of March 31, 2024, the outstanding balance of $33,000 is repayable in eight equal quarterly installments of $1,750, from April 2024 to January 2026 and a balloon payment of $19,000 payable together with the last installment.

20. On April 21, 2022, Amoroto Marine Corp., Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. entered into a loan agreement with a bank for an amount of up to $40,500 in order to refinance the term loan of the vessels Merida, Bermondi, Titan I and Uruguay discussed in Note 11.A.16 and for general corporate purposes. On April 28, 2022, Amoroto Marine Corp., Bermondi Marine Corp., Camarat Marine Corp. and Cogolin Marine Corp. drew down the amount of $40,500. On February 28, 2024, the Company prepaid the amount of $6,125 due to the sale of vessel Merida (Note 7). As of March 31, 2024, the aggregate outstanding balance of $16,785 is repayable in nine variable quarterly installments, from April 2024 to April 2026 with an aggregate balloon payment of $7,740 that is payable together with the respective last installments.

21. On May 12, 2022, Benedict Maritime Co., Caravokyra Maritime Corporation, Costachille Maritime Corporation, Navarino Maritime Corporation, Duval Shipping Co., Jodie Shipping Co., Kayley Shipping Co., Madelia Shipping Co., Marina Maritime Corporation, Percy Shipping Co., Plange Shipping Co., Rena Maritime Corporation, Rockwell Shipping Co., Simone Shipping Co., Vernes Shipping Co., Virna Shipping Co. and Uriza Shipping S.A. signed a syndicated loan agreement for an amount of up to $500,000 in order to partly refinance among others, the term loans discussed in Notes 11.A.5, 11.A.6, to finance the acquisition cost of one vessel under a financing agreement discussed in Note 11.B.2, to finance the acquisition cost of four container vessels under finance lease agreements and for general corporate purposes. During June 2022, Benedict Maritime Co., Caravokyra Maritime Corporation, Costachille Maritime Corporation, Navarino Maritime Corporation, Duval Shipping Co., Jodie Shipping Co., Kayley Shipping Co., Madelia Shipping Co., Marina Maritime Corporation, Percy Shipping Co., Plange Shipping Co., Rena Maritime Corporation, Rockwell Shipping Co., Simone Shipping Co., Vernes Shipping Co., Virna Shipping Co. and Uriza Shipping S.A. drew down the aggregate amount of $500,000. As of March 31, 2024, the aggregate outstanding balance of $356,333 is repayable in 13 variable quarterly installments, from June 2024 to June 2027 with an aggregate balloon payment of $89,523.8 that is payable together with the respective last installments.

22. On September 29, 2022, Reddick Shipping Co. and Verandi Shipping Co. signed a loan agreement with a bank for an amount of $46,000 in order to refinance one term loan. On September 30, 2022, Reddick Shipping Co. and Verandi Shipping Co. drew down the amount of $46,000. As of March 31, 2024, the outstanding balance of $30,000 is repayable in 10 equal quarterly installments of $3,000, from June 2024 to September 2026.

18

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

23. On November 11, 2022, Quentin Shipping Co. and Sander Shipping Co. signed a loan agreement with a bank for an amount of $85,000 in order to refinance one term loan. On November 14, 2022, Quentin Shipping Co. and Sander Shipping Co. drew down in two tranches the aggregate amount of $85,000. As of March 31, 2024, the outstanding balance of each tranche of $36,015.6 is repayable in 27 equal quarterly installments of $1,296.9, from May 2024 to November 2030 and a balloon payment of $1,000 payable together with the last installment.

24. On November 17, 2022, Greneta Marine Corp., Merle Marine Corp. and Gassin Marine Corp. amongst others, signed a loan agreement with a bank for an amount of $30,000 in order to partly refinance two term loans. On November 22, 2022, Greneta Marine Corp., Merle Marine Corp. and Gassin Marine Corp. drew down the amount of $30,000. As of March 31, 2024, the aggregate outstanding balance of $25,057 is repayable in 19 variable quarterly installments, from May 2024 to November 2028 with an aggregate balloon payment of $6,273.8 that is payable together with the respective last installment.

25. On December 14, 2022, Bastian Shipping Co., Cadence Shipping Co., Adele Shipping Co., Raymond Shipping Co., Terance Shipping Co., Undine Shipping Co., Tatum Shipping Co., Singleton Shipping Co., Evantone Shipping Co. and Fortrose Shipping Co. signed a loan agreement with a bank for an amount of $322,830 in order to refinance the term loans discussed in Notes 11.A.1, 11.A.2, 11.A.3, 11.A.4 and 11.A.8 and for general corporate purposes. During January 2023, the aggregate amount of 322,830 was drawn. As of March 31, 2024, the aggregate outstanding balance of $244,720 is repayable in variable quarterly installments, from June 2024 to December 2029 with an aggregate balloon payment of $16,800 that is payable together with the respective last installment.

26. On December 15, 2022, Adstone Marine Corp., Auber Marine Corp., Barlestone Marine Corp., Bilstone Marine Corp., Blondel Marine Corp., Cromford Marine Corp., Dramont Marine Corp., Featherstone Marine Corp., Lenval Marine Corp., Maraldi Marine Corp., Rivoli Marine Corp., Terron Marine Corp. and Valrose Marine Corp. signed a secured floating interest rate loan agreement with a bank for an amount of $120,000 in order to partly refinance three term loans. On December 20, 2022, the amount of $82,885 was drawn down. On September 7, 2023, pursuant to a supplemental agreement signed during the third quarter of 2023, Oldstone Marine Corp. and Kinsley Marine Corp. drew down in two tranches the aggregate amount of $27,450. On January 10, 2024, and on February 27, 2024, the Company prepaid the aggregate amount of $9,915.5 due to the sale of vessels Manzanillo and Alliance (Note 7). As of March 31, 2024, the aggregate outstanding balance of $88,505 is repayable in variable quarterly installments, from April 2024 to September 2029 with an aggregate balloon payment of $36,355.2 that is payable together with the respective last installments. As of March 31, 2024, the vessel Adventure was classified as “Vessel held for sale” (Note 7) and the outstanding amount of $4,581.1 is included in the Current portion of long-term debt, net of deferred financing costs in the accompanying balance sheet (Note 25(d)).

27. At the time that the Company obtained control in NML (Note 1) during the year ended December 31, 2023, an NML subsidiary had entered into a loan agreement to finance one sale and leaseback arrangement. As of March 31, 2024, the outstanding balance of $5,317 is repayable in eight variable quarterly installments, from May 2024 to February 2026 with an aggregate balloon payment of $900 that is payable together with the respective last installment.

28. On April 19, 2023, Alford Shipping Co., Finney Shipping Co., Kalamata Shipping Corporation, Nisbet Shipping Co. and Novara Shipping Co. signed a loan agreement with a bank for an amount of $72,000 in order to refinance the term loans discussed in Notes 11.A.6 and 11.A.13. On April 24, 2023, Alford Shipping Co., Finney Shipping Co., Kalamata Shipping Corporation, Nisbet Shipping Co. and Novara Shipping Co. drew down the amount of $69,000. As of March 31, 2024, the outstanding balance of $61,500 is repayable in 21 equal quarterly installments of $2,500, from April 2024 to April 2029 and a balloon payment of $9,000 payable together with the last installment.

29. On May 26, 2023, Capetanissa Maritime Corporation and Berg Shipping Co. signed a loan agreement with a bank for an amount of $25,548 in order to refinance the term loans discussed in Notes 11.A.5 and 11.A.7. On May 30, 2023, Capetanissa Maritime Corporation and Berg Shipping Co. drew down the amount of $24,167 in two tranches. As of March 31, 2024, the outstanding balance of Tranche A of $12,647.4 is repayable in 17 equal quarterly installments of $513.2, from May 2024 to May 2028 and a balloon payment of $3,923 payable together with the last installment. As of March 31, 2024, the outstanding balance of Tranche B of $8,894.6 is repayable in 17 equal quarterly installments of $361.8, from May 2024 to May 2028 and a balloon payment of $2,744 payable together with the last installment.

30. On June 19, 2023, the Company entered into a loan agreement with a bank for an amount of up to $150,000 in order to refinance the term loans discussed in Notes 11.A.15 and 11.A.18, as well as the acquisition of additional vessels. On June 20, 2023, the amount of $65,779 was drawn down. As of March 31, 2024, the aggregate outstanding balance of $62,078 is repayable in 21 variable quarterly installments, from June 2024 to June 2029 with an aggregate balloon payment of $36,172 that is payable together with the respective last installments. The undrawn balance of the loan as of March 31, 2024 is $84,221, available for drawdown until December 31, 2025.

19

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

31. During the year ended December 31, 2023, four NML subsidiaries entered into a loan agreement to finance four sale and leaseback arrangements that they have entered into. As of March 31, 2024, the outstanding balance of $33,840 is repayable in 18 variable quarterly installments, from April 2024 to July 2028 with an aggregate balloon payment of $14,400 that is payable together with the respective last installment.

32. During the year ended December 31, 2023, two NML subsidiaries entered into a loan agreement to finance two sale and leaseback arrangements that they have entered into. As of March 31, 2024, the aggregate outstanding balance of $17,940 is repayable in 17 equal quarterly installments of $520, from April 2024 to April 2028 with an aggregate balloon payment of $9,100 that is payable together with the respective last installment.

33. On December 1, 2023, Barlestone Marine Corp., Bilstone Marine Corp., Cromford Marine Corp., Featherstone Marine Corp., Hanslope Marine Corp. and Shaekerstone Marine Corp. entered into a loan agreement with a bank for an amount of up to $60,000 in order to finance the acquisition cost of the vessel Arya as well as the acquisition of additional vessels. On December 7, 2023, the amount of $12,000 was drawn. On February 16, 2024, the amount of $16,380 was drawn in order to finance the acquisition of the vessel Miracle (Note 7). As of March 31, 2024, the outstanding balance of $28,107 is repayable in variable quarterly installments, from May 2024 to February 2030 with a balloon payment of $9,549.5 that is payable together with the respective last installment. The undrawn balance of the loan as of March 31, 2024 is $31,620, available for drawdown until June 1, 2025.

34. During the three-month period ended March 31, 2024, two NML subsidiaries entered into a loan agreement to finance two sale and leaseback arrangements that they have entered into. As of March 31, 2024, the aggregate outstanding balance of $13,135 is repayable in variable quarterly installments, from June 2024 to October 2028 with an aggregate balloon payment of $4,450 that is payable together with the respective last installment.

35. During the three-month period ended March 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of March 31, 2024, the outstanding balance of $5,839 is repayable in 17 variable quarterly installments, from June 2024 to June 2028 with a balloon payment of $1,477 that is payable together with the respective last installment.

36. During the three-month period ended March 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of March 31, 2024, the outstanding balance of $6,104 is repayable in 18 variable quarterly installments, from June 2024 to September 2028 with a balloon payment of $2,000 that is payable together with the respective last installment.

37. During the three-month period ended March 31, 2024, two NML subsidiaries entered into a loan agreement to finance two sale and leaseback arrangements that they have entered into. As of March 31, 2024, the aggregate outstanding balance of $10,369 is repayable in variable quarterly installments, from June 2024 to February 2029 with an aggregate balloon payment of $5,250 that is payable together with the respective last installment.

38. During the three-month period ended March 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of March 31, 2024, the outstanding balance of $12,249 is repayable in 19 equal quarterly installments of $351, from June 2024 to December 2028 with a balloon payment of $5,580 that is payable together with the respective last installment.

39. During the three-month period ended March 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of March 31, 2024, the outstanding balance of $12,251 is repayable in 18 various quarterly installments, from June 2024 to September 2028 with a balloon payment of $4,275 that is payable together with the respective last installment.

40. During the three-month period ended March 31, 2024, three NML subsidiaries entered into a loan agreement to finance three sale and leaseback arrangements that they have entered into. As of March 31, 2024, the aggregate outstanding balance of $33,981 is repayable in various quarterly installments, from June 2024 to August 2028 with an aggregate balloon payment of $19,911 that is payable together with the respective last installment.

The term loans discussed above bear interest at Term Secured Overnight Financing Rate (“SOFR”) (applicable to all loans discussed above except the loans discussed in Notes 11.A.17, 11.A.21, 11.A.25, 11.A.29, 11.A.34, 11.A.35, 11.A.36 and 11.A.37 and the loan discussed in Note 11.A.10 which bears a fixed rate) or Daily Non-Cumulative Compounded SOFR (applicable to the loans discussed in Notes 11.A.17, 11.A.21, 11.A.25, 11.A.29, 11.A.34, 11.A.35, 11.A.36 and 11.A.37), plus a spread and are secured by, inter alia, (a) first-priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, as to additional indebtedness and as to further mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses in the range of 100% to 125% in all loans excluding one for which it is 140%, restrictions on dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend and may also require the Company to maintain minimum liquidity, minimum net worth, interest coverage and leverage ratios, as defined.

20

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

B. Other Financing Arrangements

1. In August 2018, the Company, through five wholly-owned subsidiaries, entered into five pre and post-delivery financing agreements with a financial institution for the five newbuild containerships. The Company is required to repurchase each underlying vessel at the end of the lease and as such it has assessed that under ASC 606, the advances paid for the vessels under construction are not derecognized and the amounts received are accounted for as financing arrangements. The total financial liability under these financing agreements is repayable in 121 monthly installments beginning upon vessel delivery date including the amount of purchase obligation at the end of the agreements. As of March 31, 2024 and following the delivery of the five newbuilds, the aggregate outstanding amount of their financing arrangements is repayable in various installments from April 2024 to May 2031 including the amount of purchase obligation at the end of each financing agreement. The financing arrangements bear fixed interest and for the three-month period ended March 31, 2024, the interest expense incurred amounted to $4,089, in aggregate, ($4,263 for the three-month period ended March 31, 2023) and is included in Interest and finance costs in the accompanying 2024 consolidated statement of income.

2. On November 12, 2018, the Company entered into a Share Purchase Agreement with York (the “York SPA”). Since that date, the financing arrangements that the five ship-owning companies had previously entered into for their vessels, are included in the consolidation. On November 12, 2018, the Company also undertook the obligation to pay the remaining part of the consideration under the provisions of the Share Purchase Agreement within the next 18 months from the date of the transaction. According to the financing arrangements, the Company is required to repurchase each underlying vessel at the end of the lease and as such it has assessed that under ASC 606 and ASC 840 the assumed financial liability is accounted for as a financing arrangement. The amount payable to York has been accounted for under ASC 480-Distinguishing liabilities from equity and has been measured under ASC 835-30- Imputation of interest in accordance with the interest method. On May 12, 2020, the outstanding amount of the Company’s obligation to York was fully repaid. On June 17, 2022, following the agreement of the loan discussed in Note 11.A.21, the Company prepaid the then outstanding amount of $77,435 under the York SPA in order to acquire the vessel Triton. As at March 31, 2024, the aggregate outstanding amount of the four financing arrangements is repayable in various installments from May 2024 to October 2028 and a balloon payment for each of the four financing arrangements of $32,022, payable together with the last installment. The financing arrangements bear fixed interest and for the three-month period ended March 31, 2024, the interest expense incurred amounted to $2,936 ($3,193 for the three-month period ended March 31, 2023), in aggregate, and is included in Interest and finance costs in the accompanying consolidated statements of income.

As of March 31, 2024, the aggregate outstanding balance of the financing arrangements under (1) and (2) above was $621,055.

C. Unsecured Bond Loan (“Bond Loan”)

In May 2021, the Company, through its wholly owned subsidiary, Costamare Participations Plc (the “Issuer”), issued €100 million of unsecured bonds to investors (the “Bond Loan”) and listed the bonds on the Athens Exchange. The Bond Loan will mature in May 2026 and carries a coupon of 2.70%, payable semiannually. The bond offering was completed on May 25, 2021. The trading of the Bonds on the Athens Exchange commenced on May 26, 2021. The net proceeds of the offering were used for the repayment of indebtedness, vessel acquisitions and working capital purposes.

The Bond Loan can be called in part (pro-rata) or in full by the Issuer on any coupon payment date, after the second anniversary and until 6 months prior to maturity. If the Bond Loan is redeemed (in part or in full) on i) the 5th and/or 6th coupon payment date, bondholders will receive a premium of 1.5% on the nominal amount of the bond redeemed, ii) the 7th and/or 8th coupon payment date, bondholders will receive a premium of 0.5% on the nominal amount of the bond redeemed; no premium shall be paid for a redemption occurring on the 9th coupon payment date. In case there is a material change in the tax treatment of the Bond Loan for the Issuer, then the Issuer has the right, at any time, to fully prepay the Bond Loan without paying any premium. The Issuer can exercise the early redemption right in part, one or more times, by pre-paying each time a nominal amount of bonds equal to at least €10 million, provided that the remaining nominal amount of the bonds after the early redemption is not lower than €50 million.

As of March 31, 2024, the outstanding balance of the bond amounted to $108,110. For the three-month period ended March 31, 2024, the interest expense incurred amounted to $738 ($734 for the three-month period ended March 31, 2023) and is included in Interest and finance costs in the accompanying consolidated statements of income.

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COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The annual repayments under the Term Loans, Other Financing Arrangements and Bond loan after March 31, 2024, giving effect to the prepayment of the term loan discussed in Note 11.A.26, are in the aggregate as follows:

12-month period ending March 31,	Amount
2025	$341,957
2026	344,574
2027	442,919
2028	325,096
2029	461,054
2030 and thereafter	438,119
Total	$2,353,719

The interest rate of Costamare’s Term Loans and Other Financing Arrangements (inclusive of fixed rate Term Loans and the related cost of derivatives) as at December 31, 2023 and March 31, 2024, was in the range 2.64% - 9.00% and 2.64% - 8.83%, respectively. The weighted average interest rate of Costamare’s Term Loans and Other Financing Arrangements (inclusive of fixed rate Term Loans and the related cost of derivatives) as at December 31, 2023 and March 31, 2024, was 5.1% and 5.0%, respectively.

Total interest expense incurred on long-term debt including the effect of the hedging interest rate swaps / caps (discussed in Notes 20 and 22) and capitalized interest for the three-month periods ended March 31, 2023 and 2024, amounted to $32,954 and $29,378, respectively.

D. Financing Costs

The amounts of financing costs included in the loan balances and finance lease liabilities (Note 12) are as follows:

Balance, January 1, 2024	$18,863
Additions	826
Amortization and write-off	(1,617)
Balance, March 31, 2024	$18,072
Less: Current portion of financing costs	(4,907)
Financing costs, non-current portion	$13,165

Financing costs represent legal fees and fees paid to the lenders for the conclusion of the Company’s financing. The amortization and write-off of loan financing costs is included in Interest and finance costs in the accompanying consolidated statements of income (Note 20).

12. Right-of-Use Assets, Finance Lease Liabilities, Investment in leaseback vessels and Net investment in Sales-type leases:

(a) Right-of-Use Assets and Finance Lease Liabilities:

On May 12, 2023, the Company (Note 10) entered into a Share Purchase Agreement with York and assumed the related finance lease liability with reference to the sale and leaseback agreement dated December 15, 2015. On the acquisition date, the Company accounted for the arrangement as a finance lease and recognized the finance lease liability amounting to $28,064, making use of an incremental borrowing rate of 6.04%. As of March 31, 2024, the outstanding amount of the finance lease liability bears fixed interest and is repayable in various installments from April 2024 to April 2025 and a balloon payment of $23,113, payable together with the last installment.

The depreciation with respect to the right-of-use assets under finance lease, charged during the three-month periods ended March 31, 2023 and 2024, amounted to nil and $347, respectively, and is included in Depreciation in the accompanying consolidated statements of income. As of March 31, 2024 and December 31, 2023, the carrying value of the right-of-use assets under finance lease amounted to $38,864 and $39,211, respectively, and is separately reflected as Finance leases, right-of-use assets, in the accompanying consolidated balance sheets.

Total interest expenses incurred on finance leases, for the three-month periods ended March 31, 2023 and 2024, amounted to nil and $387, respectively, and are included in Interest and finance costs in the accompanying consolidated statements of income.

22

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The annual lease payments under the finance lease after March 31, 2024 are in the aggregate as follows:

12-month period ending March 31,	Amount
2025	$4,177
2026	23,251
Total	$27,428
Less: Discount	(1,522)
Total finance lease liability	$25,906

The total finance lease liabilities, are presented in the accompanying December 31, 2023 and March 31, 2024 consolidated balance sheet as follows:

	December 31, 2023	March 31, 2024
Finance lease liabilities – current	$2,684	$2,711
Finance lease liabilities – non-current	23,877	23,195
Total	$26,561	$25,906

(b) Investments in leaseback vessels:

At the time that the Company obtained control in NML (Note 1), NML subsidiaries had the following vessels under sale and leaseback arrangements:

1. One container vessel that was originally acquired in May 2021 by a wholly owned subsidiary of NML and leased back under bareboat charter to the seller for a period of 4.75 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. At March 30, 2023, the date the Company obtained control over NML, the Company assessed that the arrangement constituted a failed sale and recognized loan receivable of $9,479. As of March 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $6,088 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

2. One dry bulk vessel that was originally acquired in May 2022 by a wholly owned subsidiary of NML and leased back under bareboat charter to the seller for a period of 5.5 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. At March 30, 2023, the date the Company obtained control over NML, the Company assessed that the arrangement constituted a failed sale and recognized loan receivable of $8,439. During the year ended December 31, 2023, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

3. One dry bulk vessel that was originally acquired in December 2022 by a wholly owned subsidiary of NML and leased back under bareboat charter to the seller for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at fixed rate. At March 30, 2023, the date the Company obtained control over NML, the Company assessed that the arrangement constituted a failed sale and recognized loan receivable of $15,194. As of March 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $12,909 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

4. One dry bulk vessel that was originally acquired in December 2022 by a wholly owned subsidiary of NML and leased back under bareboat charter to the seller for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. At March 30, 2023, the date the Company obtained control over NML, the Company assessed that the arrangement constituted a failed sale and recognized loan receivable of $6,515. As of March 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $5,750 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

23

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Subsequent to the NML acquisition (Note 1), NML acquired the following vessels under sale and lease back arrangements:

1. In March 2023, NML acquired one dry bulk vessel for $12,250, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $10,937 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

2. In April 2023, NML acquired one dry bulk vessel for $12,250, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $11,031 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

3. In May 2023, NML acquired one dry bulk vessel for $10,350, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $8,893 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

4. In June 2023, NML acquired one dry bulk vessel for $9,350, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $8,047 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

5. In July 2023, NML acquired one tanker vessel for $10,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $9,178 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

6. In July 2023, NML acquired one tanker vessel for $10,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $9,375 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

7. In July 2023, NML acquired one tanker vessel for $10,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $9,375 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

24

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

8. In July 2023, NML acquired one tanker vessel for $10,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $9,375 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

9. In August 2023, NML acquired an offshore supply vessel for $13,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $12,226 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

10. In August 2023, NML acquired an offshore support vessel for $13,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $12,226 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

11. In September 2023, NML acquired one dry bulk vessel for $8,500 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $8,044 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

12. In September 2023, NML acquired a multipurpose offshore vessel for $14,400, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $13,249 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

13. In October 2023, NML acquired one dry bulk vessel for $8,500, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $8,102 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

14. In November 2023, NML acquired one dry bulk vessel for $8,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $7,618 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

15. In December 2023, NML acquired one dry bulk vessel for $12,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $11,608 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

25

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

16. In December 2023, NML acquired one dry bulk vessel for $11,700, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $11,192 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

17. In December 2023, NML acquired one dry bulk vessel for $7,350, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $7,029 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

18. In December 2023, NML acquired one dry bulk vessel for $6,485, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $6,274 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

19. In December 2023, NML acquired one dry bulk vessel for $14,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $13,511 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

20. In February 2024, NML acquired one dry bulk vessel for $6,325, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $6,191 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

21. In February 2024, NML acquired one dry bulk vessel for $14,600, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of March 31, 2024, the outstanding loan receivable balance under the bareboat agreement was $14,363 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

(c) Net investment in Sales-type leases: In April and May 2023, the container vessels Vela and Vulpecula, respectively, commenced variable rate time charters. The time charters were classified as Sales-type leases and on their commencement dates an aggregate gain of $29,579 was recognized as Gain on sale of vessels, net.

26

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The balance of the Net investment in sales-type lease reflected in the accompanying balance sheet is analyzed as follows:

	December 31, 2023	March 31, 2024
Lease receivable	$41,901	$37,653
Unguaranteed residual value	201	272
Net investment in sales-type lease vessels	$42,102	$37,925

Net investment in sales-type lease vessels, current	(22,620)	(29,048)
Net investment in sales-type lease vessels, non-current	$19,482	$8,877

During the three-month period ended March 31, 2024, the interest income relating to the net investment in sale-type leases amounted to $13,111 and is included in Voyage revenue in the accompanying consolidated statements of income. The following table presents a maturity analysis of the lease payments on sales-type leases over the next five years and thereafter, as well as a reconciliation of the undiscounted cash flows to the net investment in the lease receivables recognized in the consolidated balance sheet at March 31, 2024.

12-month period ending March 31,	Amount
2025	64,029
2026	10,734
2027	5,701
2028	5,965
Total undiscounted cash flows	$86,429
Present value of lease payments*	$37,653

*The difference between the present value of the lease payments and the net investment in the lease balance in the balance sheet is due to the vessels unguaranteed residual value, which is included in the net investment in the lease balance but is not included in the future lease payments.

13. Operating lease Right-of-Use Assets and Liabilities:

During the three-month period ended March 31, 2024, CBI chartered-in 60 third-party vessels on short/medium/long-term period charters. The carrying value of the operating lease liabilities and corresponding right-of-use assets recognized in connection with the time charter-in vessel arrangements as of March 31, 2024 amounted to $252,843. To determine the operating lease liability at each lease commencement, the Company used incremental borrowing rates since the rates implicit in each lease were not readily determinable. For the operating charter-in arrangements that have commenced during the three-month period ended March 31, 2024, the Company used the incremental borrowing rate of 6.33% and the respective weighted average remaining lease term as of March 31, 2024 was 1.85 years. The payments required to be made after March 31, 2024 for the outstanding operating lease liabilities of the time charter-in vessel agreements with an initial term exceeding 12 months, recognized on the balance sheet, are as follows:

12-month period ending March 31,	Amount
2025	$172,531
2026	68,865
2027	35,292
Total	$276,688
Discount based on incremental borrowing rate	(23,845)
Operating lease liabilities, including current portion	$252,843

27

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

14. Accrued Charter Revenue, Current and Non-Current, Unearned Revenue, Current and Non-Current and Time Charter Assumed, Current and Non-Current:

(a) Accrued Charter Revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2023 and March 31, 2024, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their terms, which were accounted for on a straight-line basis at their average rates.

As at December 31, 2023, the net accrued charter revenue, totaling ($23,642), comprises of $9,752 separately reflected in Current assets, $10,937 separately reflected in Non-current assets, and ($44,331) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying consolidated 2023 balance sheet. As at March 31, 2024, the net accrued charter revenue, totaling ($24,404), comprises of $9,587 separately reflected in Current assets, $8,651 separately reflected in Non-current assets, and ($42,642) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying consolidated 2024 balance sheet. The maturities of the net accrued charter revenue as of March 31 of each 12-month period presented below are as follows:

12-month period ending March 31,	Amount
2025	$(8,227)
2026	(9,138)
2027	(6,897)
2028	(142)
Total	$(24,404)

(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2023 and as of March 31, 2024, reflect: (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate and (c) the unamortized balance of the Time charter assumed liability associated with the acquisition of Polar Brasil discussed in Note 10, with charter party assumed at value below its fair market value at the date of delivery of the vessel. During the three-month period ended March 31, 2024, the amortization of the liability amounted to $217, (nil for the three-month period ended March 31, 2023) and is included in Voyage revenue in the accompanying consolidated statement of income.

	December 31, 2023	March 31, 2024
Hires collected in advance	$34,258	$26,943
Charter revenue resulting from varying charter rates	44,331	42,642
Unamortized balance of charters assumed	940	723
Total	$79,529	$70,308
Less current portion	(52,177)	(45,480)
Non-current portion	$27,352	$24,828

(c) Time Charter Assumed, Current and Non-Current: On November 12, 2018, the Company purchased the 60% equity interest it did not previously own in the companies owning the containerships Triton, Titan, Talos, Taurus and Theseus. Any favorable lease terms associated with these vessels were recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 7.4 years. On March 29, 2021, the Company purchased the 51% equity interest it did not previously own in the company owning the containership Cape Artemisio. Any favorable lease term associated with this vessel was recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 4.3 years. On December 11, 2023, the Company purchased the remaining 51% equity interest in the company owning the containership Arkadia (Note 10). Any favorable lease term associated with this vessel was recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 0.2 years. As of December 31, 2023 and March 31, 2024, the aggregate balance of time charter assumed (current and non-current) was $674 and $419, respectively, and is separately reflected in the accompanying consolidated balance sheets. During the three-month periods ended March 31, 2023 and 2024, the amortization expense of Time-charter assumed amounted to $49 and $255, respectively, and is included in Voyage revenue in the accompanying consolidated statements of income.

28

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

15. Commitments and Contingencies

a) Time charters: As of March 31, 2024, future minimum contractual time charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed, non-cancellable, time charter contracts, are as follows:

12-month period ending March 31,	Amount
2025	$1,134,673
2026	634,322
2027	315,966
2028	214,157
2029	187,554
2030 and thereafter	270,656
Total	$2,757,328

The above calculation includes the time charter arrangements of the Company’s vessels in operation as at March 31, 2024, but excludes the time charter arrangements of: 13 dry bulk vessels in operation for which their time charter rate is index-linked, one vessel in pool agreement and 35 voyages for which their rate is index-linked. These arrangements as at March 31, 2024, have remaining terms of up to 89 months.

(b) Charter-in commitments: The Company had no charter-in commitments as of March 31, 2024.

(c) Capital Commitments: As of March 31, 2024, the Company had outstanding equity commitments of up to $129.1 million, in relation to the acquisition of six vessels through NML from third-party shipowners (sellers) under sale and bareboat agreements, subject to final documentation, under which the vessels will be chartered back to the sellers under bareboat charter agreements.

(d) Other: Various claims, suits, and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents or suppliers relating to the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or of any contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities not covered by insurance which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

The Company is covered for liabilities associated with the vessels’ operations up to the customary limits provided by the Protection and Indemnity (“P&I”) Clubs, members of the International Group of P&I Clubs.

A subsidiary of the Company and Costamare Shipping are defendants and third-party defendants to lawsuits pending in the United States Court for the Central District of California relating to liabilities associated with damage to a pipeline and an oil spill that occurred in October 2021 off the coast of Long Beach, California. The oil spill was caused by the rupture of a pipeline owned by Amplify Energy Corp. and certain affiliates (“Amplify”). The claimants in the lawsuit allege that a vessel owned by one of the Company’s subsidiaries, the containership Beijing, dragged its anchor across the pipeline many months prior to the rupture, during a severe heavy wind event when numerous other vessels were unable to hold their ground and dragged their anchors, and contributed to the spill. The complaint alleges that a vessel owned by another containership company also dragged its anchor across the pipeline on the same day.

In February 2023, the Company’s subsidiary, together with the other containership company, reached an agreement to resolve a putative class action claim for economic losses and property damage allegedly incurred by individuals and businesses affected by the oil spill.  Further, the Company’s subsidiary, together with the other containership company, reached agreements in February and April 2023 with various other parties that were actively asserting claims related to the oil spill, including having reached agreements to resolve claims asserted by Amplify and subrogation claims that were asserted by or could be asserted by a number of Amplify’s insurers relating to property damage, loss of production, and liabilities triggered by the discharge of oil from Amplify’s pipeline.  In connection with these settlements, neither the Company’s subsidiary nor Costamare Shipping have admitted liability. The payments that were required under these settlement agreements will be fully covered by insurance.

29

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

One claimant—the Pacific Airshow LLC—is continuing to pursue claims against the Company’s subsidiary, as well as the other containership company, for alleged losses relating to the cancellation of one day of the 2021 Pacific Airshow. The United States Court for the Central District of California ruled that the Pacific Airshow LLC’s claim against the Company’s subsidiary was barred by the terms of the settlement the Company’s subsidiary reached in connection with the putative class action claim. The Pacific Airshow LLC has appealed that ruling to the Ninth Circuit, and that appeal is pending. The Company believes that adequate insurance is in place to cover any liability from this claim and from any other claim, if any should arise, relating to the oil spill that are pursued against the Company’s subsidiary.

On December 22, 2023, the California Department of Fish and Wildlife’s Office of Spill Prevention and Response issued a notice of violation to the Company’s subsidiary and Costamare Shipping alleging that they violated California Government Code sections 8670.20 and 8670.25.5(a)(1), which relate to notification of vessel disability or reporting of discharge or threatened discharge of oil and seeking civil administrative penalties. The Company is disputing the alleged violations.

16. Redeemable Non-controlling Interest

In 2022, the Company participated with three other investors (the “Other Investors”) in the share capital increase of CBI whereby (i) the Company became the holder of 100,000,000 common shares of CBI (representing 92.5% of the issued share capital of CBI) in exchange of $100,000 and (ii) the three Other Investors acquired, in aggregate, 8,108,108 common shares of CBI (representing 7.5% of the issued share capital of CBI) in exchange of $3,750. During the year ended December 31, 2023, CBI increased its share capital by issuing another 100,000,000 common shares to the Company in exchange for $100,000 and 8,108,108 common shares to the Other Investors in exchange for $3,750.

On November 14, 2022, the Company and the Other Investors entered into a shareholders’ agreement to regulate the operation of CBI. Pursuant to the shareholders agreement, an Other Investor can sell its shares in CBI at any time after the earlier of (i) the date that the service contract (Note 3(d)) (the “Service Contract”) of the beneficial owner of that Other Investor is terminated without cause by the relevant employer and (ii) November 22, 2025. In the event that the relevant Other Investor seeks to sell its shares, according to the terms of the shareholders agreement, it can do so by: (a) first offering all (and not part) of its shares to the remaining Other Investors; (b) if none of the remaining Other Investors accept to purchase all the offered shares, secondly by offering its shares to the Company; (c) if the Company does not accept to purchase all the offered shares, thirdly by offering the shares to any third party; and (d) if no third party accepts to buy all the offered shares, fourthly by serving notice (the “Put Notice”) on the Company to purchase the offered shares at a cash price equaling 70% or, in the case the Service Contract was terminated without cause, 100% of their fair market value at the time of such Put Notice. In that case, the Company shall in effect redeem to the relevant Other Investor the whole or part of the value of its shares.

Based upon the Company’s evaluation of the redemption provisions concerning redeemable noncontrolling interests it was initially determined that the shareholders agreement contains provisions that require the Company to repurchase the non-controlling equity interest upon an occurrence of a specific triggering event that is not solely within control of the Company, and as such the Company classified the redeemable non-controlling interest outside of permanent equity. Based upon the Company’s evaluation of the redemption provisions concerning redeemable noncontrolling interests as of March 31, 2024, the Company determined in accordance with authoritative accounting guidance that it was not probable that an event otherwise requiring redemption of any redeemable noncontrolling interest would occur (i.e., the date for such event was not set or such event is not certain to occur). Therefore, none of the redeemable noncontrolling interests were identified as mandatorily redeemable interests at such times, and the Company did not record any values in respect of any mandatorily redeemable interests. Therefore, the redeemable non-controlling interest was adjusted for the portion of comprehensive income / (loss) of the period and the effect of the capital increases performed by the holders of non-controlling interest into the period. The changes to redeemable non-controlling interest in subsidiary during the three-month period ended March 31, 2024, were as follows:

30

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Temporary equity – Redeemable non-controlling interest in subsidiary	Amount
Balance, December 31, 2023	$629
Net loss attributable to redeemable non-controlling interest	(25)
Balance, March 31, 2024	$604

17. Common Stock and Additional Paid-In Capital:

(a) Common Stock: During each of the three-month periods ended March 31, 2023 and 2024, the Company issued 149,600 shares at par value of $0.0001 to Costamare Services pursuant to the Services Agreement (Note 3). The fair value of such shares was calculated based on the closing trading price at the date of issuance. There were no share-based payment awards outstanding during the three-month period ended March 31, 2024.

On July 6, 2016, the Company implemented the Plan. The Plan offers holders of Company common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in the Company’s common stock. Participation in the Plan is optional, and shareholders who decide not to participate in the Plan will continue to receive cash dividends, as declared and paid in the usual manner. During the year ended December 31, 2023, the Company issued 1,742,320 shares at par value of $0.0001 to its common stockholders, at an average price of $9.3669 per share. During the three-month period ended March 31, 2024, the Company issued 420,178 shares at par value of $0.0001 to its common stockholders, at an average price of $10.2169 per share.

On November 30, 2021, the Company approved a share repurchase program of up to a maximum $150,000 of its common shares and up to $150,000 of its preferred shares. The timing of repurchases and the exact number of shares to be purchased will be determined by the Company’s management, in its discretion. During the year ended December 31, 2023, the Company repurchased, under the share repurchase program, 6,267,808 common shares at an aggregate cost of $60,000. During the three-month period ended March 31, 2024, no common shares had been repurchased under the share repurchase program.

As of March 31, 2024, the aggregate issued share capital was 129,948,911 common shares at par value of $0.0001 of which 118,944,401 common shares were outstanding.

(b) Additional Paid-in Capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital include: (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained, (ii) the difference between the par value of the shares issued in the Initial Public Offering in November 2010 and the offerings in March 2012, October 2012, August 2013, January 2014, May 2015, December 2016, May 2017 and January 2018 and the net proceeds received from the issuance of such shares, (iii) the difference between the par value and the fair value of the shares issued to Costamare Shipping and Costamare Services (Note 3), (iv) the difference between the par value of the shares issued under the Plan and (v) in cases where capital increase take place in a subsidiary through shares issuance, the difference between the cash contributed from the non-controlling interests and the share of subsidiary’s equity acquired from the non-controlling interests.

(c) Dividends declared and / or paid: During the three-month period ended March 31, 2023, the Company declared and paid to its common stockholders $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $10,219 in cash and issued 384,177 shares pursuant to the Plan for the fourth quarter of 2022. During the three-month period ended March 31, 2024, the Company declared and paid to its common stockholders $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $9,320 in cash and issued 420,178 shares pursuant to the Plan for the fourth quarter of 2023.

During the three-month period ended March 31, 2023, the Company declared and paid its holders of Series B Preferred Stock $939, or $0.476563 per share for the period from October 15, 2022 to January 14, 2023. During the three-month period ended March 31, 2024, the Company declared and paid its holders of Series B Preferred Stock $939, or $0.476563 per share for the period from October 15, 2023 to January 14, 2024.

31

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the three-month period ended March 31, 2023, the Company declared and paid its holders of Series C Preferred Stock $2,111, or $0.531250 per share for the period from October 15, 2022 to January 14, 2023. During the three-month period ended March 31, 2024, the Company declared and paid its holders of Series C Preferred Stock $2,111, or $0.531250 per share for the period from October 15, 2023 to January 14, 2024.

During the three-month period ended March 31, 2023, the Company declared and paid its holders of Series D Preferred Stock $2,180, or $0.546875 per share for the period from October 15, 2022 to January 14, 2023. During the three-month period ended March 31, 2024, the Company declared and paid its holders of Series D Preferred Stock $2,180, or $0.546875 per share for the period from October 15, 2023 to January 14, 2024.

During the three-month period ended March 31, 2023, the Company declared and paid its holders of Series E Preferred Stock $2,537, or $0.554688 per share for the period from October 15, 2022 to January 14, 2023. During the three-month period ended March 31, 2024, the Company declared and paid its holders of Series E Preferred Stock $2,537, or $0.554688 per share for the period from October 15, 2023 to January 14, 2024.

18. Earnings per share

All common shares issued are Costamare common stock and have equal rights to vote and participate in dividends. Profit or loss attributable to common equity holders is adjusted by the contractual amount of dividends on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock that should be paid for the period. Dividends paid or accrued on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock during each of the three-month periods ended March 31, 2023 and 2024, amounted to $7,595 and $7,681, respectively.

	For the three-month period ended March 31,
	2023	2024
	Basic EPS	Basic EPS
Net income	$148,864	$102,672
Less: Net loss/(income) attributable to non-controlling interest in subsidiaries	291	(811)
Net income attributable to Costamare Inc.	149,155	101,861
Less: paid and accrued earnings allocated to Preferred Stock	(7,595)	(7,681)
Net income available to common stockholders	$141,560	$94,180
Weighted average number of common shares, basic and diluted	122,531,273	118,628,891
Earnings per common share, basic and diluted	$1.16	$0.79

32

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

19. Voyage Revenues:

The following table shows the voyage revenues earned from time charters and voyage charters during the three-month periods ended March 31, 2023 and 2024:

For the three-month period ended March 31, 2023
	Container vessels segment	Dry bulk vessels segment	CBI	Total
Time charters	$195,667	$30,644	$3,906	$230,217
Voyage charters and Contracts of Affreightment	—	3,478	15,074	18,552
Total	$195,667	$34,122	$18,980	$248,769

For the three-month period ended March 31, 2024
	Container vessels segment	Dry bulk vessels segment	CBI	Total
Time charters	$215,556	$40,785	$17,617	$273,958
Voyage charters and Contracts of Affreightment	—	—	196,214	196,214
Total	$215,556	$40,785	$213,831	$470,172

20. Interest and Finance Costs:

The Interest and finance costs in the accompanying consolidated statements of income are as follows:

	For the three-month period ended March 31,
	2023	2024
Interest expense	$36,631	$36,169
Derivatives’ effect	(3,676)	(6,791)
Amortization and write-off of financing costs	2,612	1,617
Amortization of excluded component related to cash flow hedges	640	1,485
Bank charges and other financing costs	673	470
Total	$36,880	$32,950

21. Taxes:

Under the laws of the countries of incorporation for the vessel-owning companies and/or of the countries of registration of the vessels, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income. The Company believes that its subsidiaries that are engaged in the dry bulk operating platform business and in the sale and leaseback business are not subject to tax on their income in their respective countries of incorporation.

The vessel-owning companies with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S.-related gross transportation income unless an exemption applies. Management believes that, based on current legislation the relevant vessel-owning companies are entitled to an exemption under Section 883 of the Internal Revenue Code of 1986, as amended.

33

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

22. Derivatives:

(a) Interest rate and Cross-currency swaps and interest rate caps that meet the criteria for hedge accounting: The Company manages its exposure to floating interest rates and foreign currencies by entering into interest rate swaps, interest rate caps and cross-currency rate swap agreements with varying start and maturity dates.

The interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month SOFR. According to the Company’s Risk Management Accounting Policy, after putting in place the formal documentation at the inception of the hedging relationship, as required by ASC 815, these interest rate derivatives instruments qualified for hedge accounting. The change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Accumulated Other Comprehensive Income” and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings and is presented in Interest and finance costs. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in Gain / (Loss) on derivative instruments.

During the year ended December 31, 2023, the Company entered into four interest rate cap agreements with a facility counterparty relating to the loans discussed in Notes 11.A.12, 11.A.21 and 11.A.30, with an aggregate notional amount of $333,727 to limit the maximum interest rate on the variable-rate debt of the mentioned loans and limit exposure to interest rate variability when three-month SOFR or Daily Compounded SOFR exceeds 2.53%-3.50%. In addition, during the same period, the Company entered into two interest rate cap agreements with a facility counterparty relating to the loans discussed in Note 11.A.25 and Note 11.A.16, with an aggregate notional amount of $310,646 to limit the maximum interest rate on the variable-rate debt of the mentioned loans and limit exposure to interest rate variability when three-month SOFR or Daily Compounded SOFR exceeds 2.74%-3.00%. The interest rate caps were accounted for as cash flow hedges because they are expected to be highly effective in hedging exposure to variable rate interest payments under the respective loans. The Company assessed at the inception of these interest rate caps that only intrinsic value shall be included in the assessment of hedge effectiveness. The Company paid a premium of $21,062 in aggregate, representing the time value of the interest rate caps at their inception. The time value has been excluded from the assessment of hedge effectiveness and is being recognized in earnings using a systematic and rational method over the duration of the respective interest rate caps. Changes in the fair value of the interest rate caps are reported within Accumulated other comprehensive income. The interest rate caps mature during the period from 2024 to 2029.

Furthermore, during the year ended December 31, 2023, the Company entered into an interest rate swap agreement with a notional amount of $45,231, which met hedge accounting criteria according to ASC 815 related to the loan discussed in Note 11.A.10.

During the three-month period ended March 31, 2024, the Company terminated the interest rate cap related to the loan discussed in Note 11.A.14, amended the interest rate cap related to the loan discussed in Note 11.A.16 and received the aggregate amount of $777, which is included in Gain on derivative instruments, net in the accompanying 2024 statement of income.

During the three-month period ended March 31, 2023, the Company terminated the interest rate cap related to the loan discussed in Note 11.A.3 and received the amount of $1,616, which is included in Gain on derivative instruments, net in the accompanying 2023 statement of income. Additionally, the Company terminated three interest rate swaps relating to the loan discussed in Note 11.A.4 and received the amount of $7,597 in aggregate, which is included in Gain on derivative instruments, net in the accompanying 2023 statement of income.

The fair value of the interest rate cap derivative instruments outstanding as of December 31, 2023 and March 31, 2024 amounted to an asset of $26,417 and an asset of $27,496, respectively, and is included in the Fair value of derivatives current and non-current in the accompanying December 31, 2023 and March 31, 2024 consolidated balance sheets.

As of March 31, 2024, the notional amount of the two cross-currency swaps was $122,375 in the aggregate. The principal terms of the two cross-currency swap agreements are as follows:

34

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Effective date	Termination date	Notional amount (Non-amortizing) on effective date in Euro	Notional amount (Non-amortizing) on effective date in USD	Fixed rate (Costamare receives in Euro)	Fixed rate (Costamare pays in USD)	Fair value March 31, 2024 (in USD)

21/5/2021	21/11/2025	€50,000	$61,175	2.70%	4.10%	$(7,321)
25/5/2021	21/11/2025	€50,000	$61,200	2.70%	4.05%	$(7,163)
Total fair value						$(14,484)

At December 31, 2023 and March 31, 2024, the Company had interest rate swap agreements, cross-currency rate swap agreements and interest rate cap agreements with an outstanding notional amount of $1,260,171 and $1,195,046 respectively. The fair value of these derivatives outstanding as at December 31, 2023 and March 31, 2024 amounted to a net asset of $35,475 and a net asset of $36,721, respectively, and these are included in the accompanying consolidated balance sheets. The maturity of these derivatives range between November 2025 and March 2031.

The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Income / (Loss) to earnings in respect of the settlements on interest rate swap, cross-currency rate swap and interest rate cap amounts to $20,265.

(b) Interest rate swaps/ interest rate caps/ cross currency swaps that do not meet the criteria for hedge accounting: As of March 31, 2024, the Company did not hold any interest rate swaps or interest rate caps or cross currency swaps that do not qualify for hedge accounting.

(c) Foreign currency agreements: As of March 31, 2024, the Company holds 21 Euro/U.S. dollar forward agreements totaling $71,100 at an average forward rate of Euro/U.S. dollar 1.0782, expiring in monthly intervals up to December 2025.

Additionally, as of March 31, 2024, the Company through CBI was engaged in three Singapore dollar/U.S. dollar forward agreements totaling $6,320 at an average forward rate of Singapore dollar/U.S. dollar 1.3391, with settlements up to October 2024.

As of December 31, 2023, the Company holds 24 Euro/U.S. dollar forward agreements totaling $78,600 at an average forward rate of Euro/U.S. dollar 1.0730, expiring in monthly intervals up to December 2025.

The total change of forward contracts fair value for the three-month period ended March 31, 2024, was a loss of $2,462 (gain of $1,267 for the three-month period ended March 31, 2023) and is included in Gain / (Loss) on derivative instruments, net in the accompanying consolidated statements of income. The fair value of the forward contracts as at December 31, 2023 and March 31, 2024, amounted to an asset of $3,529 and a net asset of $1,067, respectively.

(d) Forward Freight Agreements (“FFAs”), Bunker swap agreements and EUA futures: As of December 31, 2023 and March 31, 2024, the Company had a series of bunker swap agreements, none of which qualify for hedge accounting. The fair value of these derivatives outstanding as of December 31, 2023 and March 31, 2024 amounted to a net liability of $2,510 and a net asset of $2,445, respectively.

As of March 31, 2024, the Company had a series of EUA futures, none of which qualify for hedge accounting. The fair value of these derivatives outstanding as of March 31, 2024 amounted to an asset of $198.

As of December 31, 2023 and March 31, 2024, the Company had a series of FFAs, none of which qualify for hedge accounting. The fair value of these derivatives outstanding as of December 31, 2023 and March 31, 2024 amounted to a net asset of $11,211 and a net asset of $30,658, respectively. Following ASC 815 provisions and on the basis that enforceable master netting arrangement exists, the Company adopted net presentation for the assets and liabilities of these instruments. As of December 31, 2023 and March 31, 2024, the Company deposited cash collateral related to its FFA derivative instruments and bunker swaps of $13,748 and $2,215 respectively, which is recorded within margin deposits in the accompanying consolidated balance sheets. The amount of collateral to be posted is defined in the terms of the respective agreement executed with counterparties and is required when the agreed upon threshold limits are exceeded. The following tables present, as of March 31, 2024, gross and net derivative assets and liabilities by contract type:

35

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

	Derivatives	Derivatives
	Assets-Current	Assets-Non-Current
FFAs*	$49,245	$5,093
Bunker swaps	3,147	330
Interest rate swaps	8,122	15,587
Interest rate caps	14,875	12,621
EUA Futures	39	159
Forward currency contracts	590	491
Total gross derivative contracts	$76,018	$34,281

Amounts offset
Counterparty netting*	(23,308)	(372)
Total derivative assets, March 31, 2024	$52,710	$33,909

	Derivatives	Derivatives
	Liabilities-Current	Liabilities-Non-Current
FFAs*	$(23,308)	$(372)
Bunker swaps	(1,032)	—
Cross-currency rate swaps	(2,732)	(11,752)
Forward currency contracts	(14)	—
Total gross derivative contracts	$(27,086)	$(12,124)

Amounts offset
Counterparty netting*	23,308	372
Total derivative liabilities, March 31, 2024	$(3,778)	$(11,752)

*The Company has adopted net presentation for assets and liabilities related to FFA derivative instruments.

The Effect of Derivative Instruments for the three-month periods ended
March 31, 2023 and 2024
Derivatives in ASC 815 Cash Flow Hedging Relationships
	Amount of Gain / (Loss) Recognized in Accumulated OCI on Derivative
	2023	2024
Interest rate swaps and cross-currency swaps	$(11,089)	$9,267
Interest rate caps (included component)	(5,976)	5,614
Interest rate caps (excluded component) (1)	(107)	(4,163)
Reclassification to Interest and finance costs	(4,189)	(6,791)
Reclassification of amount excluded from the interest rate caps assessment of hedge effectiveness based on an amortization approach to Interest and finance costs	640	1,485
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation	15	16
Total	$(20,706)	$5,428

(1)	Excluded component represents interest rate caps instruments time value.

36

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Derivatives Not Designated as Hedging Instruments under ASC 815
	Location of Gain / (Loss) Recognized in Gain / (Loss) on derivative instruments, net	Amount of Gain / (Loss) Recognized in Gain / (Loss) on derivative instruments, net
		2023	2024
Interest rate swaps / caps	Gain / (loss) on derivative instruments, net	$10,053	$696
Forward Freight Agreements	Gain / (loss) on derivative instruments, net	11,661	19,596
Bunker swap agreements	Gain / (loss) on derivative instruments, net	(190)	5,362
EUA Futures	Gain / (loss) on derivative instruments, net	—	146
Forward currency contracts	Gain / (loss) on derivative instruments, net	1,267	(2,462)
Total		$22,791	$23,338

23. Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 11.

(b) Concentration of credit risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, margin deposits, accounts receivable, net (included in current and non-current assets), equity method investments, net investment in sales type leases, investment in leaseback vessels (Note 12 (b)) and derivative contracts (interest rate swaps, interest rate caps, cross-currency rate swaps, foreign currency contracts, FFAs, bunkers swap agreements and EUA futures). The Company places its cash and cash equivalents, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by the counterparties to its derivative instruments; however, the Company limits its exposure by diversifying among counterparties with high credit ratings. The Company limits its credit risk with accounts receivable and receivables from sales type leases by performing ongoing credit evaluations of its customers’ and investees’ financial condition, receives charter hires in advance and generally does not require collateral for its accounts receivable. For investments in leaseback vessels the Company is exposed to a limited degree of credit risk since through this type of arrangements the receivable amounts are secured by the legal ownership on each of the vessels acquired. Credit risk in leaseback vessels is managed through setting receivable amounts appropriate for each vessel based on information obtained from the vessel’s third-party independent valuations and the counterparties’ lending history. In addition, the Company follows standardized established policies which include monitoring of the counterparties’ financial performance, debt covenants (including vessels values), and shipping industry trends.

(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of short-term investments and accounts payable, approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates and investment in leaseback vessels with variable interest rates approximates the recorded values, generally due to their variable interest rates. The fair value of other financing arrangements with fixed interest rates discussed in Note 11.B and the term loan with fixed interest rates discussed in Note 11.A.10, the fair value of investment in leaseback vessels with fixed interest rate discussed in Notes 12(b)(3), 12(b)(9), 12(b)(10) and 12(b)(12), the fair value of the interest rate swap agreements, the cross-currency rate swap agreements, the interest rate cap agreements, the foreign currency agreements, the FFAs, the bunker swap agreements and EUA futures discussed in Note 22 are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from publicly available market data and in case there is no such data available, interest rates, yield curves and other items that allow value to be determined.

The fair value of other financing arrangements with fixed interest rates discussed in Note 11.B determined through Level 2 of the fair value hierarchy as of March 31, 2024, amounted to $556,991 in the aggregate ($575,297 in the aggregate at December 31, 2023). The fair value of the term loan with fixed interest rates discussed in Note 11.A.10, determined through Level 2 of the fair value hierarchy as of March 31, 2024, amounted to $105,348 ($108,890 at December 31, 2023). The fair value of investment in leaseback vessels with fixed rate discussed in Notes 12(b)(3), 12(b)(9), 12(b)(10) and 12(b)(12) determined through Level 2 of the fair value hierarchy as of March 31, 2024, amounted to $51,723 ($54,186 at December 31, 2023). The fair value of the Company’s other financing arrangements (Note 11.B) and the term loan with fixed interest rates discussed in Note 11.A.10 and investment in leaseback vessels discussed in Notes 12(b)(3), 12(b)(9), 12(b)(10) and 12(b)(12), are estimated based on the future swap curves currently available and remaining maturities as well as taking into account the Company’s creditworthiness.

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COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The fair value of the interest rate swap agreements, cross-currency rate swap agreements and interest rate cap agreements discussed in Note 22(a) equates to the amount that would be paid or received by the Company to cancel the agreements. As at December 31, 2023 and March 31, 2024, the fair value of these derivative instruments in aggregate amounted to a net asset of $35,475 and a net asset of $36,721, respectively.

The fair value of the forward currency contracts discussed in Note 22(c) and the forward freight agreements, the EUA futures and bunker swap agreements discussed in Note 22(d) determined through Level 2 of the fair value hierarchy as at December 31, 2023 and March 31, 2024, amounted to a net asset of $12,230 and a net asset of $34,368, respectively.

The fair value of the Bond Loan discussed in Note 11.C determined through Level 1 of the fair value hierarchy as at March 31, 2024, amounted to $103,786 ($106,633 at December 31, 2023).

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date:

	December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward currency contracts-asset position	$3,529	$—	$3,529	$—
Forward Freight Agreements-asset position	11,210	—	11,210	—
Bunker swap agreements-liability position	(2,509)	—	(2,509)	—
Interest rate swaps-asset position	20,691	—	20,691	—
Interest rate caps-asset position	26,417	—	26,417	—
Cross-currency rate swaps-liability position	(11,633)	—	(11,633)	—
Total	$47,705	$—	$47,705	$—

	March 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward currency contracts-asset position	$1,081	$—	$1,081	$—
Forward currency contracts-liability position	(14)	—	(14)	—
Forward Freight Agreements-asset position	30,658	—	30,658	—
EUA futures-asset position	198	—	198	—
Bunker swap agreements-asset position	2,445	—	2,445	—
Interest rate swaps-asset position	23,709	—	23,709	—
Interest rate caps-asset position	27,496	—	27,496	—
Cross-currency rate swaps-liability position	(14,484)	—	(14,484)	—
Total	$71,089	$—	$71,089	$—

38

COSTAMARE INC.

Notes to Unaudited Consolidated Financial Statements

March 31, 2023 and 2024

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

24. Comprehensive Income:

During the three-month period ended March 31, 2023, Accumulated other comprehensive income decreased with net losses of $20,706 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $15,614), plus the settlements to net income of derivatives that qualify for hedge accounting (loss of $4,189), (ii) the effective portion of changes in fair value of cash flow hedges (loss of $1,558), (iii) reclassification of amount excluded from the interest rate caps assessment of hedge effectiveness based on an amortization approach to Interest and finance costs (gain of $640) and (iv) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($15).

During the three-month period ended March 31, 2024, Accumulated other comprehensive income increased with net gains of $5,428 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (gain of $11,179), plus the settlements to net income of derivatives that qualify for hedge accounting (loss of $6,791), (ii) the effective portion of changes in fair value of cash flow hedges (loss of $461), (iii) reclassification of amount excluded from the interest rate caps assessment of hedge effectiveness based on an amortization approach to Interest and finance costs (gain of $1,485) and (iv) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($16).

25. Subsequent Events:

(a)	Declaration and payment of dividends (common stock): On April 2, 2024, the Company declared a dividend of $0.115 per share on the common stock, which was paid on May 6, 2024, to holders of record of common stock as of April 19, 2024.

(b)	Declaration and payment of dividends (preferred stock Series B, Series C, Series D and Series E): On April 2, 2024, the Company declared a dividend of $0.476563 per share on the Series B Preferred Stock, $0.531250 per share on the Series C Preferred Stock, $0.546875 per share on the Series D Preferred Stock and $0.554688 per share on the Series E Preferred Stock, which were all paid on April 15, 2024 to holders of record as of April 12, 2024.

(c)	Vessel acquisition: On April 2, 2024 and April 22, 2024, the Company signed agreements for the acquisition of the 2012-built, 181,415 DWT capacity dry bulk vessel, Frontier Unity (tbr. Frontier) and the 2012-built, 179,895 DWT capacity dry bulk vessel, Lowlands Prosperity (tbr. Prosper), respectively, which are expected to be delivered within the second quarter of 2024.

(d)	Vessel sale: On May 13, 2024, pursuant to a Memorandum of Agreement dated March 12, 2024 (Note 7), the dry bulk vessel Adventure was delivered to her buyers. On April 19, 2024, pursuant to the sale of the vessel Adventure, the Company prepaid the amount of $4,581 related to the term loan discussed in Note 11.A.26.

(e)	New loan agreement: On May 14, 2024, Bermondi Marine Corp., Cogolin Marine Corp. and Camarat Marine Corp. signed a loan agreement with a bank for an amount up to $16,785, in order to refinance the loan agreement discussed in Note 11.A.20. On May 16, 2024, Bermondi Marine Corp., Cogolin Marine Corp. and Camarat Marine Corp. drew down the aggregate amount of $15,780.

(f)	Investment in leaseback vessels: In April 2024, NML acquired one dry bulk vessel for $24,000 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. In April 2024, NML acquired one dry-bulk vessel for $8,500 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin.

39